Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

VONAGE HOLDINGS CORP., AS BUYER

VISTA MERGER CORP., AS MERGER SUB

VOCALOCITY, INC., AS THE COMPANY

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC, AS THE REPRESENTATIVE

Dated as of October 9, 2013

i

ARTICLE III REPRESENTATIONS AND WARRANTIES CONCERNING BUYER		30

3.01	Existence; Good Standing; Authority; Execution	30
3.02	Required Filings and Governmental Consents	30
3.03	Litigation	31
3.04	Brokerage	31
3.05	Financing	31
3.06	Formation and Ownership of Merger Sub; No Prior Activities	31
3.07	Reports and Financial Statements	31
3.08	No Material Adverse Effect	32

ARTICLE IV COVENANTS AND AGREEMENTS		32

4.01	Conduct of the Business	32
4.02	Conditions	34
4.03	Regulatory Filings	35
4.04	Stockholders’ Consent	35
4.05	Access to Books and Records	36
4.06	Confidentiality	36
4.07	No Solicitation	36
4.08	Consents and Waivers	37
4.09	Director and Officer Liability and Indemnification	37
4.10	Press Releases and Communications	38
4.11	Further Assurances	39
4.12	Employees	39
4.13	Tax Matters	40
4.14	Section 280G Approval	43
4.15	Shareholder Dividend	44

ARTICLE V CONDITIONS TO THE MERGER		44

5.01	Conditions to the Obligations of Each Party to Effect the Merger	44
5.02	Additional Conditions to Obligations of Buyer and Merger Sub	44
5.03	Additional Conditions to Obligations of the Company	46

ARTICLE VI TERMINATION		47

6.01	Termination	47
6.02	Effect of Termination	48

ARTICLE VII INDEMNIFICATION		48

7.01	Survival	48
7.02	Indemnification	48
7.03	Procedures	51
7.04	Limitation of Recourse	54

ARTICLE VIII DEFINITIONS		55

8.01	Definitions	55
8.02	Definitional References	66

ARTICLE IX MISCELLANEOUS		72

9.01	Representative	72
9.02	Notices	75
9.03	Interpretation	76
9.04	Counterparts	76
9.05	Entire Agreement; Nonassignability; Parties in Interest	76

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9.06	Severability	76
9.07	Remedies Cumulative	76
9.08	Governing Law; Waiver of Jury Trial	77
9.09	Rules of Construction	77
9.10	Conflicts; Continuing Representation	77
9.11	Enforcement	77
9.12	Amendment; Waiver	77
9.13	Fees and Expenses	78
9.14	Non-Recourse	78

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made as of October 9, 2013, by and among Vonage Holdings Corp., a Delaware corporation (“Buyer”), Vista Merger Corp., a Delaware corporation (“Merger Sub”), Vocalocity, Inc., a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Equityholders pursuant to Section 9.01 (the “Representative”). Unless otherwise provided, capitalized terms used herein are defined in ARTICLE VIII below.

RECITALS

WHEREAS, Buyer, Merger Sub and the Company wish to effect a business combination through a merger (the “Merger”) of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has carefully reviewed and considered the terms and conditions of this Agreement and has determined that the terms and conditions of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are advisable to, and in the best interests of, the Company and the holders of Company Capital Stock (the “Stockholders”);

WHEREAS, the Company Board (i) has approved and adopted the terms and conditions of this Agreement, (ii) has resolved to submit this Agreement to the Stockholders for their adoption by the consents and approvals required under the DGCL and the Certificate of Incorporation, and (iii) recommends that the Stockholders approve and adopt the terms and conditions of this Agreement;

WHEREAS, the respective boards of directors of Buyer and Merger Sub have approved and adopted the terms and conditions of this Agreement and the consummation of the transactions contemplated hereunder, including the Merger;

WHEREAS, promptly after the execution of this Agreement (and in any event by 5:00 pm Eastern time on the first day following the date hereof), the Company will deliver to Buyer (a) irrevocable written consents from the Stockholders, in the form attached hereto as Exhibit A (the “Company Written Consent”), representing a number of shares of Company Capital Stock necessary for the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby by the Company Requisite Vote and (b) a consent agreement executed by Stockholders holding at least 75% of the Company Capital Stock in the form attached hereto as Exhibit B (the “Consent Agreement”);

WHEREAS, as a condition and inducement to Buyer’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, the Key Employees are entering into employment or transition agreements (collectively, the “Employment Agreements”), dated as of the date of this Agreement, which shall become effective at the Effective Time;

WHEREAS, as a condition and inducement to Buyer’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, the Key Individuals are entering into employee covenant agreements in the forms of the Company’s standard employee forms attached hereto as Exhibit C-1, Exhibit C-2 and Exhibit C-3 (collectively, the “Employee Covenants Agreements”), dated as of the date of this Agreement, which shall become effective at the Effective Time; and

WHEREAS, Buyer, Merger Sub, the Company and the Representative desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.01 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) in the Merger.

1.02 Closing; Effective Time. The closing of the transactions contemplated hereby (the “Closing”) shall take place on a date as soon as practicable, but no later than two Business Days, after the satisfaction or waiver of each of the conditions set forth in ARTICLE V hereof (except for those which are by their nature satisfied at the Closing), or at such other time as the parties hereto agree (the “Closing Date”); provided, that the Closing shall not occur until after the Company has regularly prepared its balance sheet dated as of October 31, 2013. The Closing shall take place at the offices of DLA Piper LLP (US), 1201 West Peachtree Street, Suite 2800, Atlanta, Georgia 30309, or at such other location as the parties hereto agree. On the Closing Date, Merger Sub and the Company shall duly execute a certificate of merger in the form attached hereto as Exhibit D (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at such time as the Certificate of Merger, accompanied by payment of the filing fee (as provided in the DGCL), has been examined by and received the endorsed approval of the Secretary of State of the State of Delaware (the “Effective Time”).

1.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.04 Certificate of Incorporation and By-Laws. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company, or any other Person being required, the certificate of incorporation of the Surviving Corporation shall be amended and restated to be substantially the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Law and the terms of such certificate of incorporation. At the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided by Law, the terms of the certificate of incorporation of the Surviving Corporation or the terms of such by-laws.

1.05 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

1.06 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company, any Equityholder or any other Person:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of capital stock of Merger Sub are so converted shall be the only shares of capital stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time.

(b) Cancellation of Treasury and Buyer-Owned Stock of the Company. Notwithstanding Section 1.06(c), each share of Company Capital Stock owned by the Company or Buyer shall automatically be cancelled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Capital Stock. Subject to the terms and conditions of this Agreement, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Capital Stock to be cancelled pursuant to Section 1.06(b) and the Dissenting Shares, will be cancelled and extinguished and automatically converted into the right to receive from Buyer the following consideration, in each case subject to adjustment pursuant to Section 1.08 and subject to the escrow provisions set forth in Section 1.06(e), and apportioned between cash and shares of Buyer Common Stock as set forth in Section 1.06(d):

(i) to each holder of a Series B Preferred Share, an amount equal to the sum of (A) the Preferred Share Liquidation Amount in respect of such Series B Preferred Share and (B) the Per Share Residual Amount;

(ii) to each holder of a Series A Preferred Share, an amount equal to the Preferred Share Liquidation Amount in respect of such Series A Preferred Share;

(iii) to each holder of a Management Preferred Share, an amount equal to the Preferred Share Liquidation Amount in respect of such Management Share;

(iv) to each holder of a Junior Preferred Share, an amount equal to the Preferred Share Liquidation Amount in respect of such Junior Preferred Share; and

(v) to each holder of a Common Share an amount equal to the Per Share Residual Amount.

(d) With respect to any Qualifying Holder, the amount payable pursuant to Section 1.06(c) shall be payable by (i) an amount in cash calculated by multiplying such Qualifying Holder’s Total Consideration by the Cash Percentage (such Qualifying Holder’s “Cash Consideration”) and (ii) that number of shares of Buyer Common Stock equal to such Qualifying Holder’s Total Consideration less such Qualifying Holder’s Cash Consideration, divided by the Average Price (such number of shares, a Qualifying Holder’s “Qualifying Holder Stock Consideration”), subject to Sections 1.06(e) and Section 1.09(d). With respect to any Non-Qualifying Holder, such Non-Qualifying Holder’s Total Consideration shall be payable entirely in cash (such portion of cash paid to a Non-Qualifying Holder in lieu of what would otherwise be Qualifying Holder Stock Consideration, “Cash-in-Lieu”). In determining the aggregate number of shares of Buyer Common Stock issuable to each Qualifying Holder, all shares of Buyer Common Stock issuable to each holder with respect to its shares of Company Capital Stock shall be aggregated before determining fractional shares.

(e) At the Closing, as contemplated by Section 1.06(c), Buyer shall deposit in escrow pursuant to the Escrow Agreement, (i) an amount in cash equal to the product of the Escrow Amount and the Cash Percentage (the “Escrow Cash”), (ii) a number of shares of Buyer Common Stock equal to the Escrow Amount, less the Escrow Cash, divided by the Average Price (the “Escrow Shares”); provided, that (A) an amount equal to the Escrow Cash-in-Lieu shall be deposited in cash and the number of Escrow Shares shall be reduced accordingly, and (B) the deposit of the Escrow Shares shall be subject to Section 1.09(d), (iii) an amount in cash equal to the Working Capital Escrow and (iv) an amount in cash equal to the Escrow Expense Fund. The Escrow Amount, the Working Capital Escrow, and the Escrow Expense Fund, each as deposited in escrow pursuant to the Escrow Agreement as contemplated herein, shall reflect a proportionate contribution from each Equityholder in an amount equal to such Equityholder’s Consideration Share of such amounts, and the Escrow Agreement shall reflect the right of each such Equityholder to receive its Consideration Share of such amounts upon release to the Equityholders of the whole or any portion of the Escrow Amount, the Working Capital Escrow, or the Escrow Expense Fund pursuant thereto.

1.07 Treatment of Company Options and Warrants.

(a) Prior to the Closing Date, the Company Board shall adopt any and all resolutions and take any and all actions which are necessary and sufficient so that at the Effective Time (i) each option to purchase Common Stock held by the Persons set forth on Schedule 1.07(a) shall be accelerated so that they shall be fully vested and exercisable, (ii) after giving effect to the acceleration contemplated in clause (i) of this Section 1.07(a), each option to purchase Common Stock (whether vested or unvested or Out-of-the-Money or not Out-of-the-Money) that has not been exercised prior to the Effective Time and that remains outstanding as of immediately before the Effective Time (the “Company Options”) shall automatically be cancelled and terminated and upon the cancellation thereof, each vested Company Option that is not Out-of-the-Money shall be converted into the right to receive an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Common Stock issuable upon the exercise of each such vested Company Option immediately prior to the Effective Time (including any acceleration as contemplated in Section 1.07(a)(i)), by (B) the excess of (x) the Per Share Residual Amount less (y) the exercise price per share (the “Option Exercise Price” and the sum of all such exercise prices, the “Aggregate Option Exercise Price”) of such vested Company Option (such excess amount to be paid for each such vested Company Option, an “Option Payment” and the sum of all such payments the “Aggregate Option Payment”), subject to adjustment pursuant to Section 1.08 and subject to reduction for the escrow deposit set forth in Section 1.06(e) and (iii) any and all equity incentive plans sponsored or maintained by any Acquired Company shall automatically terminate and no Person shall have any right to purchase or receive any equity interest, or right convertible into or exercisable for any equity interest, of any Acquired Company. No holder of any unvested Company Options or Out-of-the-Money Company Options shall be entitled to any Option Payment with respect thereto. Each holder of vested Company Options that are not Out-of-the-Money shall thereafter be entitled to receive, in respect of each share of Common Stock issuable upon the exercise thereof immediately prior to the Effective Time, any additional amounts payable in respect of shares of Common Stock hereunder when, as and if paid pursuant to the terms hereof (including pursuant to Section 1.08(e)(iv) and ARTICLE VII) and the Escrow Agreement, and such holder shall be considered a Non-Qualifying Holder for such purposes. Buyer shall cause all consideration to be received by the holders of Company Options pursuant to this Section 1.07 to be paid to and distributed by the Surviving Corporation, treated as compensation by it and shall be net of any applicable Taxes withheld pursuant to Section 1.14, and the Surviving Corporation shall pay all such consideration to such holders of Company Options in accordance with its standard payroll process, with the Option Payment being paid in the first standard payroll paid on or after the Closing Date, or in a special payroll no later than three Business Days after the Closing Date.

(b) Prior to the Effective Time, the Company shall cause the holder of that certain warrant to purchase Series B-2 Preferred Shares (whether vested or unvested) (the “Warrant”) to exercise the Warrant for Series B-2 Preferred Shares in exchange for payment or net payment of the exercise price (the “Warrant Exercise Price”) pursuant to its terms.

1.08 Merger Consideration. The consideration to be paid by Buyer at the Closing hereunder in respect of all Company Capital Stock outstanding immediately prior to the Effective Time (the “Merger Consideration”) shall consist of the following components:

(a) Closing Consideration. The portion of the Merger Consideration to be paid by Buyer at the Closing hereunder (the “Closing Consideration”), which amount shall be subject to adjustment after the Closing pursuant to Section 1.08(e) shall consist of the following:

(i) An amount in cash (the “Closing Cash Consideration”) equal to:

(A) $105,000,000; plus

(B) all cash and cash equivalents of the Company as of the Closing Date (the “Closing Cash”); plus

(C) the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Target Net Working Capital Amount; minus

(D) the amount, if any, by which the Target Net Working Capital Amount exceeds the Estimated Net Working Capital Amount; minus

(E) the Working Capital Escrow; minus

(F) the Indebtedness of the Company as of the Closing Date, if any (the “Closing Date Indebtedness”); minus

(G) the Unpaid Company Transaction Expenses as of the Closing Date; minus

(H) the Escrow Expense Fund; minus

(I) the Escrow Cash.

(ii) A number of shares of Buyer Common Stock equal to (A) the Total Buyer Shares; minus (B) the Escrow Shares (the “Closing Shares”);

provided, that the cash amount deliverable pursuant to Section 1.08(a)(i) shall be increased by the Cash-in-Lieu attributable to any Closing Shares which would be delivered to Non-Qualifying Holders (the “Closing Cash-in-Lieu”) and the number of Closing Shares deliverable pursuant to Section 1.08(a)(ii) shall be reduced accordingly;

provided, further, that the Working Capital Escrow, Escrow Expense Fund, and Escrow Amount shall be included as part of the definition of Merger Consideration.

(b) Estimated Working Capital Adjustment. At least two Business Days prior to the Closing Date, the Company shall deliver to Buyer a notice that sets forth the Company’s good faith estimate of the Closing Cash (the “Estimated Closing Cash”), Closing Net Working Capital Amount (the “Estimated Net Working Capital Amount”), Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”) and Unpaid Company Transaction Expenses (the “Estimated Closing Date Expenses”) along with reasonable supporting detail therefor.

(c) Calculation. As promptly as practicable, but in no event later than 60 days following the Closing Date, the Surviving Corporation shall, at its expense, (i) cause to be prepared, in accordance with GAAP, using the same accounting principles as were applied in the preparation of the Financial Statements, a balance sheet of the Company as of the Closing Date, but which shall not reflect the transactions occurring at the Closing (the “Closing Balance Sheet”), together with a statement (the “Closing Date Schedule”) setting forth in reasonable detail the Surviving Corporation’s calculation of the Closing Cash, Closing Net Working Capital Amount, Closing Date Indebtedness and Unpaid Company Transaction Expenses, and (ii) deliver to the Representative the Closing Balance Sheet and the Closing Date Schedule, together with a certificate of the Surviving Corporation executed on its behalf by an executive officer of the Surviving Corporation confirming that the Closing Balance Sheet and the Closing Date Schedule were prepared in good faith and in accordance with GAAP using the same accounting principles as were applied in the preparation of Schedule 8.01(a).

(d) Review; Disputes.

(i) From and after the Effective Date, the Surviving Corporation shall provide the Representative and any accountants or advisors retained by the Representative with access, at reasonable times during normal business hours and upon reasonable notice, to the books and records of the Surviving Corporation for the purposes of: (A) enabling the Representative and its accountants and advisors to calculate, and to review the Surviving Corporation’s calculation of, the Closing Cash, Closing Net Working Capital Amount and Closing Date Indebtedness; and (B) identifying any dispute related to the calculation of the Closing Cash, Closing Net Working Capital Amount and Closing Date Indebtedness in the Closing Date Schedule. The reasonable fees and expenses of any such accountants and advisors retained by the Representative shall be paid by the Representative from the Escrow Expense Fund.

(ii) If the Representative disputes the calculation of any item set forth in the Closing Date Schedule, then the Representative shall deliver a written notice (a “Dispute Notice”) to the Surviving Corporation and the Escrow Agent at any time during the 60-day period commencing upon receipt by the Representative of the Closing Balance Sheet, the Closing Date Schedule and the related certificate of the Surviving Corporation’s Chief Financial Officer, all as prepared by the Surviving Corporation in accordance with the requirements of Section 1.08(c) (subject to extension for any period of inadequate access to the underlying records) (the “Review Period”). The Dispute Notice shall set forth the basis for the dispute of any such calculation in reasonable detail.

(iii) If the Representative does not deliver a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, the Surviving Corporation’s calculation of the Closing Cash, Closing Net Working Capital Amount and Closing Date Indebtedness set forth in the Closing Date Schedule shall be deemed final and binding on Buyer, the Surviving Corporation, the Representative and the Equityholders for all purposes of this Agreement.

(iv) If the Representative delivers a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, then the Representative and the Surviving Corporation shall use commercially reasonable efforts to reach agreement on the disputed calculations. If the

Representative and the Surviving Corporation are unable to reach agreement on the Closing Date Schedule within 30 days after the end of the Review Period, either party shall have the right to refer such dispute to the Atlanta, Georgia office of Ernst & Young LLP (such firm, or any successor thereto, being referred to herein as the “Firm”) after such 30th day. In connection with the resolution of any such dispute by the Firm: (A) each of the Surviving Corporation and the Representative shall have a reasonable opportunity to meet with the Firm to provide their views as to any disputed issues with respect to the calculation of any of the Closing Cash, Closing Net Working Capital Amount and Closing Date Indebtedness; (B) the Firm shall determine the Closing Cash, Closing Net Working Capital Amount and Closing Date Indebtedness in accordance with the terms of this Agreement within 30 days of such referral and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to the Representative, Surviving Corporation and the Escrow Agent; and (C) the determination made by the Firm of the Closing Cash, Closing Net Working Capital Amount and Closing Date Indebtedness shall be final and binding on Buyer, the Surviving Corporation, the Representative and the Equityholders for all purposes of this Agreement, absent manifest error. In calculating the Closing Cash, Closing Net Working Capital Amount and Closing Date Indebtedness, (I) the Firm shall be limited to addressing any particular disputes referred to in the Dispute Notice and (II) such calculation shall, with respect to any disputed item, be no greater than the higher amount calculated by the Representative or the Surviving Corporation, and no less than the lower amount calculated by the Representative or the Surviving Corporation, as the case may be. The fees and expenses of the Firm shall be borne equally by the Surviving Corporation and the Representative (solely on behalf of the Equityholders; it being understood that any fees and expenses of the Firm payable by the Representative shall be payable from the Escrow Expense Fund).

(e) Payment Upon Final Determination of Adjustments.

(i) The “Adjustment Amount” shall initially be zero and shall be increased or decreased as follows: (A) if the Closing Cash, as finally determined in accordance with Section 1.08(d), is less than the Estimated Closing Cash, then the Adjustment Amount shall be decreased by the absolute value of such shortfall; (B) if the Closing Cash, as finally determined in accordance with Section 1.08(d), is greater than the Estimated Closing Cash, then the Adjustment Amount shall be increased by the amount of such excess; (C) if the Closing Net Working Capital Amount, as finally determined in accordance with Section 1.08(d), is less than the Estimated Net Working Capital Amount, then the Adjustment Amount shall be decreased by the absolute value of such shortfall; (D) if the Closing Net Working Capital Amount, as finally determined in accordance with Section 1.08(d), is greater than the Estimated Net Working Capital Amount, then the Adjustment Amount shall be increased by the amount of such excess; (E) if the Closing Date Indebtedness, as finally determined in accordance with Section 1.08(d), is less than the Estimated Closing Date Indebtedness, then the Adjustment Amount shall be increased by the absolute value of such shortfall; (F) if the Closing Date Indebtedness, as finally determined in accordance with Section 1.08(d), is greater than the Estimated Closing Date Indebtedness, then the Adjustment Amount shall be decreased by the amount of such excess; (G) if the Unpaid Company Transaction Expenses, as finally determined in accordance with Section 1.08(d), are less than the Estimated Closing Date Expenses, then the Adjustment Amount shall be increased by the absolute value of such shortfall; and (H) if the Unpaid Company Transaction Expenses, as finally determined in accordance with Section 1.08(d), are greater than the Estimated Closing Date Expenses, then the Adjustment Amount shall be decreased by the amount of such excess.

(ii) If the Adjustment Amount is a negative number in accordance with Section 1.08(e)(i) and the absolute value of such Adjustment Amount is equal to or less than the Working Capital Escrow, then no later than two Business Days after such determination, Buyer and

Representative shall deliver a joint instruction to the Escrow Agent authorizing the Escrow Agent to release from the Working Capital Escrow (A) the amount of such deficiency to Buyer and (B) the remaining amount, if any, in the Working Capital Escrow after release of the amount contemplated in clause (A) hereof, to the Exchange Agent for distribution to each Equityholder pursuant to the Exchange Agent Agreement in an amount equal to the product of such remainder amount multiplied by such Equityholder’s Consideration Share.

(iii) If the Adjustment Amount is a negative number in accordance with Section 1.08(e)(i) and the absolute value of such Adjustment Amount is greater than the Working Capital Escrow then no later than two Business Days after such determination, Buyer and Representative shall deliver a joint instruction to the Escrow Agent authorizing the Escrow Agent to release (A) the entire Working Capital Escrow to Buyer and (B) from the Escrow Fund the amount equal to the remainder of the Adjustment Amount minus the Working Capital Escrow to the Buyer.

(iv) If the Adjustment Amount is a positive number in accordance with Section 1.08(e)(i), then, no later than two Business Days after such determination (A) Buyer shall deliver or cause to be delivered the amount of such Adjustment Amount to the Exchange Agent for distribution to each Equityholder pursuant to the Exchange Agent Agreement in an amount equal to the product of such Adjustment Amount multiplied by such Equityholder’s Consideration Share and (B) Buyer and Representative shall deliver a joint instruction to the Escrow Agent authorizing the Escrow Agent to release the entire Working Capital Escrow to the Exchange Agent for distribution to each Equityholder pursuant to the Exchange Agent Agreement in an amount equal to the product of such Adjustment Amount multiplied by such Equityholder’s Consideration Share.

1.09 Exchange of Company Certificates.

(a) Payment.

(i) At the Effective Time, Buyer shall deposit, or shall cause to be deposited, with American Stock Transfer & Trust Company, LLC or such other Person as Buyer and the Representative may agree in writing (the “Exchange Agent”), for the benefit of the Equityholders, (A) a cash amount equal to the Closing Cash Consideration (including Closing Cash-in-Lieu) minus the Aggregate Option Payment and (B) the Closing Shares, in the form of certificates issued in the name of each Qualifying Holder, to be held by the Exchange Agent in accordance with the terms of the exchange agent agreement to be executed at Closing by Buyer, the Exchange Agent and Representative in substantially the form attached hereto as Exhibit E (the “Exchange Agent Agreement”).

(ii) At the Effective Time, reflecting the agreement of the Qualifying Holders pursuant to the Escrow Agreement, the Buyer shall deliver to American Stock Transfer & Trust Company, LLC or such other bank as Buyer and the Representative may agree in writing (the “Escrow Agent”) (A) the Escrow Cash (including any Escrow Cash-in-Lieu) and (B) a certificate (issued in the name of the Escrow Agent or its nominee) representing the Escrow Shares issuable pursuant to Section 1.06(e)(ii), for the purpose of securing the indemnification obligations of the Equityholders set forth in this Agreement. The Escrow Shares shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof. The Escrow Cash and Escrow Shares (collectively, the “Escrow Fund”) shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of the escrow agreement to be executed at Closing by Buyer, the Escrow Agent and the Representative in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”).

(iii) At the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Surviving Corporation, for the benefit of the Equityholders who, as of immediately prior to the Effective Time, hold vested Company Options that are not Out-of-the-Money, the Aggregate Option Payment, which amount shall be distributed in accordance with Section 1.07 (including, for the avoidance of doubt, Section 1.14).

(b) Exchange Procedures. At the Effective Time, each Equityholder shall deliver to the Exchange Agent for cancellation the stock certificates and/or agreements representing such Equityholder’s shares of Company Capital Stock (collectively, such Equityholder’s “Company Certificates”) together with an executed and completed copy of the letter of transmittal substantially in the form attached hereto as Exhibit G (the “Letter of Transmittal”). To the extent that an Equityholder has not delivered the Company Certificates representing all of such Equityholder’s shares of Company Capital Stock as of the Closing, then, promptly after the Effective Time, the Surviving Corporation shall mail to such Equityholder: (i) a Letter of Transmittal and (ii) instructions for effecting the surrender of each Company Certificate in exchange for the amount to be paid to such Equityholder pursuant to Section 1.06 and Section 1.07. Upon surrender of a Company Certificate for cancellation to the Surviving Corporation, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the Company Certificates so surrendered shall forthwith be cancelled, and the holder of the Company Certificate shall be entitled to receive in exchange therefor, subject to Section 1.09(a), the consideration payable to such holder pursuant to Section 1.06 and/or Section 1.07, as the case may be, without interest thereon, as such amounts may be adjusted pursuant to Section 1.08 and reduced by the portion of the Escrow Fund attributable to such Equityholder pursuant to Section 1.06(e). Until so surrendered, each outstanding Company Certificate shall be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive the payments pursuant to Section 1.06 and/or Section 1.07, as such amounts may be adjusted pursuant to Section 1.08 and as reduced pursuant to Section 1.06(e).

(c) Lost, Stolen or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and (ii) the execution and delivery to the Surviving Corporation by such Person of an indemnity agreement in customary form and substance, Buyer or the Surviving Corporation shall, subject to Section 1.09(a), issue, in exchange for such lost, stolen or destroyed Company Certificate, the amount of cash, without interest, that such Person would have been entitled to receive had such Person surrendered such lost, stolen or destroyed Company Certificate to the Surviving Corporation pursuant to Section 1.06 or Section 1.07, as such amounts may be adjusted pursuant to Section 1.08.

(d) No Fractional Shares. No certificates or scrip representing fractional shares of Buyer Common Stock shall be issued to Equityholders upon the surrender for exchange of Company Certificates, and such former Equityholders shall not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of the Buyer with respect to any fractional shares of Buyer Common Stock that would have otherwise been issued to such former Equityholders. In lieu of any fractional shares that would have otherwise been issued, each former Equityholder that would have been entitled to receive a fractional share shall, upon proper surrender of such person’s Company Certificates, receive a cash payment equal to the Average Price multiplied by the fraction of a share that such Equityholder would otherwise be entitled to receive.

1.10 Payments at Closing for Indebtedness. As of the Closing Date, Buyer shall provide sufficient funds to the Surviving Corporation to enable the Surviving Corporation to repay the Closing Date Indebtedness. Buyer and Merger Sub will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any Liens securing such Indebtedness.

1.11 Payments at Closing for Company Expenses. As of the Closing Date, Buyer and Merger Sub shall provide sufficient funds to the Surviving Corporation to enable the Surviving Corporation to pay the Unpaid Company Transaction Expenses, and the Surviving Corporation shall pay such Unpaid Company Transaction Expenses on the Closing Date.

1.12 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL, but only to the extent required thereby, shares of Company Capital Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Capital Stock who have properly exercised appraisal rights with respect thereto in accordance with the DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the applicable Merger Consideration, and holders of such shares of Company Capital Stock shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock in accordance with the provisions of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Capital Stock shall thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the applicable Merger Consideration, without any interest thereon. The Company shall give Buyer and Merger Sub prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company. The Company shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demand. Each dissenting stockholder who becomes entitled under the DGCL to payment for Dissenting Shares shall receive payment therefor from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the DGCL), and such Dissenting Shares shall be canceled.

1.13 No Further Ownership Rights in Shares of Company Capital Stock; Closing of Company Transfer Books. At and after the Effective Time, each holder of Company Capital Stock shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Capital Stock (other than shares to be cancelled pursuant to Section 1.06(b) or Dissenting Shares), the right to surrender his or her Company Certificate in exchange for payment of the applicable Merger Consideration or, in the case of a holder of Dissenting Shares, to perfect his or her right to receive payment for his or her shares of Company Capital Stock pursuant to the DGCL, and no transfer of shares of Company Capital Stock shall be made on the stock transfer books of the Surviving Corporation. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Capital Stock shall thereafter be made. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided for in this Agreement.

1.14 Withholding Rights. Notwithstanding any other provision in this Agreement, Buyer, Surviving Corporation, the Representative, the Escrow Agent and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Equityholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law; provided, however, that other than withholding with respect to compensation related payments, the Person making such withholding shall promptly notify the Representative regarding the Equityholder from whom funds are being withheld and the amount of such withholding. Any Person making such withholding with respect to compensation related payments shall notify the Equityholder from whom funds are being withheld and the amount of such withholding. To the extent that amounts are so withheld in accordance with the foregoing, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Equityholder in respect of which such deduction and withholding was made.

1.15 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a taxable stock purchase for U.S. federal income Tax purposes. Neither the Company nor Buyer makes any representations or warranties to the Company or any Equityholder regarding the Tax treatment of the Merger or any transactions contemplated by this Agreement. All such parties must rely solely on their own Tax and legal advisors in connection with this Agreement, the Merger and the other transactions or agreements contemplated by this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes to Buyer and Merger Sub the representations and warranties contained in this ARTICLE II, except as set forth on the disclosure schedule delivered by the Company to Buyer and Merger Sub on the date hereof (the “Disclosure Schedule”):

2.01 Existence; Good Standing. Each Acquired Company is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Except as set forth in Section 2.01 of the Disclosure Schedule, each Acquired Company is duly qualified to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, operated or leased by it or in which the conduct of its business requires it to be so qualified, other than any failure to be qualified or in good standing which would not reasonably be expected to have a Material Adverse Effect. Each Acquired Company has full power and authority to conduct its business as it is being conducted and to own or use its assets, and to perform all of its obligations under all applicable Contracts.

2.02 Capitalization. As of the date of this Agreement, the Company is authorized to issue 175,658,038 shares of capital stock, consisting of (a) 100,000,000 shares of Common Stock, par value $0.001 per share (“Common Stock”) of which 7,270,094 shares of Common Stock are issued and outstanding and (b) 75,658,038 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”) including 21,406,667 shares of Preferred Stock designated Series A Convertible Preferred Stock (“Series A Preferred Shares”) all of which are issued and outstanding, 7,620,442 shares of Preferred Stock designated Series B-1 Convertible Preferred Stock (“Series B-1 Preferred Shares”) all of which are issued and outstanding, 12,000,000 shares of Preferred Stock designated Series B-2 Convertible Preferred Stock (“Series B-2 Preferred Shares”) of which 11,411,850 Series B-2 Preferred Shares are issued and outstanding, 14,650,562 shares of Preferred Stock designated Series B-3 Convertible Preferred Stock (“Series B-3 Preferred Shares”) all of which are issued and outstanding, 10,330,579 shares of Preferred Stock designated Series B-4 Convertible Preferred Stock (“Series B-4 Preferred Shares”) of which 10,075,699 Series B-4 Preferred Shares are issued and outstanding, 6,015,788 shares of Preferred Stock designated Series B-5 Convertible Preferred Stock (“Series B-5 Preferred Shares”) of which 6,015,641 Series B-5 Preferred Shares are issued and outstanding, 1,634,000 shares of non-voting Preferred Stock designated Management Preferred Stock (“Management Preferred Shares”) all of which are issued and outstanding, and 2,000,000 shares of non-voting Preferred Stock designated Non-Voting Junior Preferred Stock (“Junior Preferred Shares”) of which 1,893,444 Junior Preferred Shares are issued and outstanding, none of which are held by the Company as treasury stock or by any Company Subsidiary. The Series B-1 Preferred Shares, Series B-2 Preferred Shares, Series B-3 Preferred Shares, Series B-4 Preferred Shares and Series B-5 Preferred Shares are collectively referred to herein as (“Series B Preferred Shares”). All of the issued and outstanding shares of capital stock of the Company were duly authorized for issuance and validly issued, and are fully paid and nonassessable and free and clear of any pre-emptive or similar rights. A list of all holders of Common Stock and Preferred Stock together with the number of shares held by each such holder is set forth in Section 2.02 of the Disclosure Schedule. All of the issued and outstanding shares of Common Stock and Preferred Stock are owned of record and beneficially by the holders set forth in Section 2.02 of the Disclosure Schedule, free and clear of all Liens. As of the date of this Agreement, except for the Warrant and Company Options, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of Company Capital Stock of any class or other equity interests of the Company. Except as set forth in Section 2.02 of the Disclosure Schedule, there are no agreements to which the Company is a party with respect to the voting of any shares of Company Capital Stock or which restrict the transfer of any such shares. Except as set forth in Section 2.02 of the Disclosure Schedule, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Company Capital Stock, other equity interests or any other securities of the Company. All Company Options which have been granted have been granted under the Plans and are pursuant to the standard form of option agreement adopted thereunder or such other option agreement, in each case Made Available to Buyer and Merger Sub. Each Company Option has been granted with an exercise price equal to no less than the fair market value of the underlying shares of Common Stock on the applicable grant date. Except as set forth in Section 2.02 of the Disclosure Schedule, the Company is not a party to, or otherwise subject to, any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the Common Stock. Except as set forth in Section 2.02 of the Disclosure Schedule, there is no obligation, contingent or otherwise, of the Company to provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other Person.

2.03 Subsidiaries. Section 2.03 of the Disclosure Schedule sets forth all of the Subsidiaries of the Company (the “Company Subsidiaries”) and sets forth the issued and outstanding equity interests of each Company Subsidiary (the “Equity Interests”). Such Equity Interests are duly authorized, validly issued, fully paid and nonassessable. Other than as set forth in Section 2.03 of the Disclosure Schedule, all issued and outstanding Equity Interests are owned of record and beneficially by the Company or one of the Company Subsidiaries, free and clear of all Liens, other than Permitted Liens. All of the Equity Interests and other securities of each Acquired Company were issued in compliance with all applicable federal and state securities Laws and any preemptive rights, rights of first refusal or any other contractual rights of any Person. Except as set forth in Section 2.03 of the Disclosure Schedule, there are no (a) outstanding securities convertible or exchangeable into Equity Interests, (b) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any of the Company Subsidiaries to issue, transfer or sell any Equity Interests or (c) voting trusts or other agreements or understandings to which any of the Company Subsidiaries is a party or by which any of the Company Subsidiaries is bound with respect to the voting, transfer or other disposition of any Equity Interests.

2.04 Authority, Validity and Effect; No Conflict.

(a) The Company has all corporate power, authority and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company pursuant to all necessary corporate authorization by the Company Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, except the adoption and approval of this Agreement and the Merger by the Company Requisite Vote. This Agreement is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by the Enforceability Limitations. The Company Board has unanimously

(i) determined that it is in the best interests of the Company and the Stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) recommended that the Stockholders adopt this Agreement and approve of the Merger and the other transactions contemplated by this Agreement.

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will (i) contravene, conflict with, violate, result in a breach of or result in a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation to make any material payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens (other than Permitted Liens) upon any of the material properties or assets of any Acquired Company under, any provision of any Organizational Document of any Acquired Company, or except as set forth in Section 2.04(b) of the Disclosure Schedule, any Material Contract, or (ii) subject to receipt of the requisite approvals referred to in Section 2.05 of the Disclosure Schedule, violate any Order or Law applicable to any Acquired Company or any of their respective properties or assets.

2.05 Required Filings and Governmental Consents. Except as set forth in Section 2.05 of the Disclosure Schedule, no Governmental Consent or third-party consent is required to be obtained by the Company for the consummation by the Company of the transactions contemplated by this Agreement that if not obtained would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, do not (a) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any Contract, Permit or obligation to which any Acquired Company is a party or by which any Acquired Company’s assets are bound, or any provision of the Company’s Organizational Documents; (b) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law, or any Order applicable to any Acquired Company; (c) require from any of the Acquired Companies any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except, in the case of each of clauses (b), and (c), where such violation, conflict, default, termination or failure to provide notice or to obtain consent or approval, as applicable, would not have, individually or in the aggregate, a Material Adverse Effect.

2.06 Financial Statements.

(a) The Company has Made Available to Buyer true, correct and complete copies of (i) the unaudited consolidated balance sheet of the Acquired Companies as of August 31, 2013 and the related statement of income for the eight month period then ended (such balance sheet referred to herein as the “Latest Balance Sheet”) and (ii) the audited consolidated balance sheet and statements of income and cash flows for the fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012 (together with the Latest Balance Sheet, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial position, results of operations, stockholder’s equity and cash flows of the Acquired Companies as of the times and for the periods referred to therein, subject to, in the case of the Latest Balance Sheet, (A) the absence of footnote disclosure and other presentation items and (B) changes resulting from normal year-end adjustments, none of which are material. The Company Financial Statements have been based upon the information contained in the Acquired Companies’ books and records, and are consistent in all material respects with the books, records and accounts of the Acquired Companies.

(b) The Acquired Companies maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, consistently applied. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Acquired Companies.

(c) None of the Acquired Companies is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any similar Contract or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K) where the result, purpose or effect of such Contract or arrangement would be to avoid disclosure of any material transaction involving, or material liabilities of, any of the Acquired Companies in the Company’s and its consolidated Company Subsidiaries’ audited financial statements. The Acquired Companies do not have any liabilities, whether accrued, absolute, fixed, contingent, or otherwise, whether known or unknown or whether due or to become due, other than (i) liabilities that are set forth in the Company Financial Statements, (ii) except as set forth in Section 2.06(c)(ii) of the Disclosure Schedule, liabilities incurred in the ordinary course of business since the Latest Balance Sheet that, individually or in the aggregate, are not and could not reasonably be expected to be material to the Acquired Companies, taken as a whole, and (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

2.07 Absence of Certain Developments. Since December 31, 2012, each Acquired Company has conducted its business and operations in the ordinary course of business consistent with past practices and there has not been any event or circumstance that has had a Material Adverse Effect on any Acquired Company. Except as contemplated by this Agreement, since December 31, 2012, none of the Acquired Companies has taken any action described in Section 4.01(b) (excluding those actions described in Section 4.01(b)(vi)(A) that occurred prior to the date of the Latest Balance Sheet) that, if taken after the date hereof and prior to the Closing, without the prior written consent of Buyer, would violate such provision.

2.08 Contracts and Commitments.

(a) Except for this Agreement and the Transaction Documents, Section 2.08 of the Disclosure Schedule sets forth a list of all of the Material Contracts to which any Acquired Company is a party or by which any assets of any Acquired Company are bound or subject, including:

(i) Contracts or groups of related Contracts which involve commitments to make capital expenditures or which provide for the purchase of goods or services by any Acquired Company from any one Person or group of related Persons under which the undelivered balance of such goods or services has an aggregate purchase price in excess of $100,000, other than purchase orders outstanding in the ordinary course of business;

(ii) Contracts or groups of related Contracts which provide for the sale of goods or services by any Acquired Company to any one Person or group of related Persons under which the undelivered balance of such goods or services has an aggregate sale price in excess of $100,000, other than purchase orders outstanding in the ordinary course of business;

(iii) any collective bargaining agreement or similar agreement;

(iv) bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as described in Section 2.14 of the Disclosure Schedule;

(v) equity purchase, option plans or similar plans;

(vi) Contracts with dealers, distributors or sales representatives;

(vii) employment, confidentiality and non-competition Contracts with any employee, officer, consultant or management advisor or former employee, officer, consultant or management advisor of any Acquired Company (other than offer letters, employee confidentiality agreements or covenant agreements with employees or confidentiality agreements with consultants entered in forms that are in substance the same as those provided in the Data Room);

(viii) Contracts relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any of the assets of the Acquired Companies, or any guaranty by any Acquired Company of any obligation of another Person in respect of borrowed money or otherwise;

(ix) Contracts under which an Acquired Company is a lessee of, or holds or operates any personal property owned by any other Person, for which the annual rental exceeds $20,000 or Contract under which it is a lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $20,000;

(x) Contracts which purport to limit, curtail or restrict (A) the ability of an Acquired Company to compete freely with any Person (including in any geographic area or line of business), (B) the Persons to whom an Acquired Company may sell products or deliver or perform services, (C) the ability of an Acquired Company to acquire any product or other asset or any service from any other Person, (D) the ability of an Acquired Company to manufacture or have manufactured any products, or (E) the Persons an Acquired Company may solicit or hire (other than non-solicitation or no-hire provisions that are part of Contracts entered into in the ordinary course of business);

(xi) stock options, warrants, convertible securities or any other Contracts for the purchase or issuance of capital stock of any Acquired Company (other than option agreements in forms that are in substance the same as those provided in the Data Room);

(xii) Contracts restricting the transfer of capital stock of any Acquired Company, obligating any Acquired Company to issue or repurchase shares of its capital stock, or relating to the voting of stock or the election of directors of any Acquired Company;

(xiii) Contracts or groups of Contracts for the purchase or sale of capital assets in excess of $100,000;

(xiv) each partnership, joint venture or strategic alliance Contract;

(xv) each Contract not included in subsection (iv) providing for severance, retention, change in control, transaction bonuses or other similar payments;

(xvi) each Contract with any Stockholder or Affiliate thereof or any current or former officer, director, stockholder or Affiliate of any Acquired Company;

(xvii) Contracts under which any Acquired Company has made advances or loans to any other Person, except travel advances in the ordinary course of business consistent with past practice;

(xviii) each Contract containing a special warranty, rebate arrangement, mark-down arrangement, agreement to take back or exchange goods, consignment arrangement or similar understanding with a customer or supplier of any Acquired Company, except for any such agreements, arrangements or understandings which are made in the ordinary course of business of any Acquired Company;

(xix) any Contract relating to the acquisition by any Acquired Company of any operating business (or all or any substantial portion of the assets of any operating business) or the capital stock of any other Person;

(xx) (A) each Contract pursuant to which any Acquired Company has been granted any license under, in or to, or has otherwise received or acquired any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, or any embodiment of, any Intellectual Property or Intellectual Property Right (other than COTS licenses and licenses to Open Source Code), and (B) for each such Contract, an indication of whether the licenses or rights granted to, received or acquired by the Acquired Company are exclusive or non-exclusive (for purposes of this Section 2.08, a covenant not to assert any Intellectual Property Right will be deemed to be a license);

(xxi) (A) each Contract pursuant to which any Person has been granted any license under, in or to, or otherwise has received or acquired any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, or any embodiment of, any Acquired Company IP (other than EULAs), and (B) for each such Contract, an indication of whether the licenses or rights granted to, received or acquired by such Person are exclusive or non-exclusive;

(xxii) each Contract relating to the acquisition, transfer, development or sharing of any Intellectual Property and not otherwise disclosed in (xx) or (xxi) above (including any joint development agreement, technical collaboration agreement or similar agreement);

(xxiii) each Contract (A) granting exclusive or preferential rights to license, market, sell or deliver any of the Acquired Company Products or Acquired Company IP, (B) containing any “most favored nation” or “most favored customer” or similar provision in favor of any Person other than an Acquired Company or (C) otherwise contemplating an exclusive or preferential relationship between any Acquired Company and any other Person;

(xxiv) material Contract with any officer or director (other than for employment on customary terms); or

(xxv) any other Contract (other than purchase orders outstanding in the ordinary course of business) that requires any Acquired Company to make payments in excess of $50,000 annually that is not terminable by such Acquired Company without penalty or other cost upon not more than 60 days prior written notice.

Notwithstanding anything in this Agreement (including this Section 2.08) to the contrary, the Company shall not be required to disclose or make available any Lead Generation Contracts prior to execution of this Agreement.

(b) The Company has Made Available a true, complete and correct copy of all written Contracts which are referred to in Section 2.08 of the Disclosure Schedule (collectively, “Material Contracts”), together with all material amendments, waivers or other changes thereto. In the case of each oral Material Contract, Section 2.08 of the Disclosure Schedule also includes a brief description of such Contract. Each Material Contract constitutes a legal, valid and binding obligation of an Acquired Company, and, to the Knowledge of the Company, of the other parties thereto, subject only to the

Enforceability Limitations. Each Acquired Company has performed in all material respects all obligations required to be performed by it pursuant to the Material Contracts and is not in material breach or default thereunder. No event has occurred that, with the giving of notice, lapse of time, or both, would constitute a material breach or default by an Acquired Company or, to the Knowledge of the Company, the other party thereto, of a Material Contract. Each of the Material Contracts is and will remain in full force and effect upon the consummation of the transactions contemplated by this Agreement. The Company has not received any notice of any Person’s intent to terminate or materially amend any Material Contract.

(c) There is no Contract, bid or proposal by or between any Acquired Company and any Governmental Authority.

2.09 Compliance with Laws; Permits. Except as set forth in Section 2.09 of the Disclosure Schedule:

(a) each Acquired Company is in material compliance with all Laws and Orders applicable to its business;

(b) no Acquired Company has received written, or to the Knowledge of the Company, oral notification or communication from any Governmental Authority within the past three years asserting that any Acquired Company is not in compliance with any Law, Order or Permit which, if determined adversely against such Acquired Company, would be reasonably likely to be material to such Acquired Company;

(c) no investigation or review is pending or, to the Knowledge of the Company, threatened by any Governmental Authority with respect to any alleged violation by any Acquired Company of any Law, Order or Permit; and

(d) no Acquired Company is in material default or violation of any term, condition or provision of any Permit which is required under applicable Law with respect to the operation of their businesses as currently conducted, including all Permits required under any Environmental Law for the operation of the business of the Acquired Companies. Each such Permit is valid and is in full force and effect, and no such Permit will be impaired in any material respect by the consummation of the transactions contemplated by this Agreement.

2.10 Legal Proceedings. Except as set forth in Section 2.10 of the Disclosure Schedule, there are no Actions (a) pending, or, to the Knowledge of the Company, threatened, against any Acquired Company or any of their respective properties or assets or (b) that challenge, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement. There is no Order of any Governmental Authority or any other Person outstanding, including with respect to environmental matters, (i) against any Acquired Company or any of its properties or assets (real, personal or mixed, tangible or intangible), or (ii) which seeks to prohibit, restrict or delay consummation of the transactions contemplated by this Agreement and, to the Knowledge of the Company, no Acquired Company is currently under investigation in regards to any violation or noncompliance of any provision of any applicable Law, including any Environmental Law. Except as set forth in Section 2.10 of the Disclosure Schedule, no Acquired Company is a party to any settlement agreement that contains any ongoing obligations with respect to the business of the Acquired Companies, and no Acquired Company is engaged in any Action to recover monies due it or for damages sustained by it.

2.11 Title to Properties.

(a) Except as set forth in Section 2.11(a) of the Disclosure Schedule, the Company or a Company Subsidiary, as the case may be, has (in the case of owned personal property) good title to, or (in the case of leased personal property) a valid leasehold interest in or license to all of the tangible assets reflected in the Latest Balance Sheet or thereafter acquired by an Acquired Company, free and clear of all Liens, except for Permitted Liens, excluding assets that are not individually material to the Acquired Companies or that have been sold or disposed of by any Acquired Company in the ordinary course of business since the date of the Latest Balance Sheet. Except for the personal property leases indicated in Section 2.11(a) of the Disclosure Schedule, no Person other than any Acquired Company owns or utilizes any material tangible personal property used by any Acquired Company in the operation of its business. The assets (tangible and intangible) owned and leased by the Acquired Companies are, in the aggregate, sufficient in all material respects for the Acquired Companies to carry on their business as heretofore conducted by the Acquired Companies. Except as set forth in Section 2.11(a) of the Disclosure Schedule, all of the tangible assets owned and leased by the Acquired Companies are located at the Leased Real Property.

(b) Section 2.11(b) of the Disclosure Schedule sets forth the address of each leased Real Property (the “Leased Real Property”). The Acquired Companies have valid and subsisting leasehold estates and the right to quiet enjoyment of the Leased Real Property. With respect to each lease (“Lease”): (i) such Lease is in full force and effect and all rents, required deposits and additional rents which are due under the terms of such Lease have been paid in full, (ii) there is no existing material default by any Acquired Company or by the lessor of such Lease, (iii) no Acquired Company has received any notice that it is in default under or breach of such Lease, and (iv) except as set forth in Section 2.11(b) of the Disclosure Schedule, no Acquired Company has received any notice that the owner of the applicable Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Lease or the rents or use fees due thereunder. The Leases, together with all amendments thereto, delivered to Buyer and Merger Sub prior to Closing are all of the Leases that constitute the Leased Real Property.

(c) No Acquired Company owns any real property.

2.12 Tax Matters. Except as set forth in Section 2.12 of the Disclosure Schedule:

(a) Each of the Acquired Companies, and any consolidated, combined, unitary or aggregate group for Tax purposes of which any of the Acquired Companies is or has been a member has timely filed (taking into account any valid extensions) all income Tax Returns and all material non-income Tax Returns which are required to be filed by it, and all such Tax Returns are complete and accurate in all material respects. All Taxes due and payable by or with respect to each of the Acquired Companies (whether or not shown due on such Tax Returns) have been timely paid in full.

(b) Each of the Acquired Companies has withheld, collected and paid over to the appropriate Governmental Authority when due all Taxes required by Law to have been withheld, collected and paid with respect to amounts paid or owing to or from any employee, independent contractor, creditor, Stockholder, or otherwise.

(c) Each of the Acquired Companies has made adequate provision on the Latest Balance Sheet for all accrued Taxes not yet due and payable as of the date of the Latest Balance Sheet, and since the date of the Latest Balance Sheet, neither the Company nor any Company Subsidiary has incurred any material liability for Taxes other than in the ordinary course of business.

(d) None of the Acquired Companies has executed a waiver or consent extending any statute of limitations with respect to any Taxes, which waiver or consent remains outstanding.

(e) All deficiencies asserted or assessments made as a result of any examinations by any Governmental Authority with respect to Taxes of any of the Acquired Companies have been fully paid or otherwise resolved. No audits, administrative proceedings or judicial proceedings are pending or being conducted, or have been threatened in writing, with respect to the Taxes of any of the Acquired Companies.

(f) None of the Acquired Companies (i) is or has been a member of any consolidated, combined, unitary or aggregate group for Tax purposes (other than a group the common parent of which was the Company), or (ii) is liable for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or comparable provisions of state, local or foreign Law) as a transferee or successor, regardless of whether such transferee or successor liability is by contract or otherwise.

(g) None of the Acquired Companies is a party to any Tax sharing, Tax indemnity, or Tax allocation agreement, other than commercial agreements a principal purpose of which is unrelated to Taxes.

(h) None of the Acquired Companies is or has been a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).

(i) None of the Acquired Companies has received a written claim by a Governmental Authority in a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company may be subject to taxation in such jurisdiction.

(j) None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of: (i) the application of Code Section 481 (or any corresponding or similar provision or administrative rule of federal, state, local or foreign income Tax Law) to transactions, events or accounting methods employed prior to the Closing, (ii) any “closing agreement,” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) any “intercompany transaction” (within the meaning of Treasury Regulation Section 1.1502-13) (or any corresponding or similar provision or administrative rule of federal, state, local or foreign income Tax Law); (iv) long term contracts, (v) Rev. Proc. 2004-34 or Treasury Regulation Section 1.451-5 (or any corresponding or similar provision or administrative rule of federal, state, local, or foreign income Tax Law); or (vi) any installment sale or open transaction made on or prior to the Closing Date.

(k) None of the Acquired Companies is subject to any private letter rulings of, or has entered into any closing agreements with, the Internal Revenue Service (the “IRS”) (or any comparable rulings or agreements of or with any Governmental Authority relating to Taxes).

Notwithstanding anything contained in this Agreement to the contrary, none of the Acquired Companies is making any representation or warranty as to the amount of any Tax Assets of the Company or any Company Subsidiary available for use with respect to any Taxable period beginning on or after the Closing Date. For this purpose, the term “Tax Asset” means any carry forward of a net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other carry forward (including these items as related to alternative minimum Taxes).

2.13 Intellectual Property.

(a) Scheduled IP. Section 2.13(a) of the Disclosure Schedule accurately identifies each of the following:

(i) all Patents owned or filed by or on behalf of any Acquired Company, or to which any Acquired Company has exclusive rights in any field or territory, including for each Patent the (A) country of filing, (B) record owner and, if different, the legal owner and beneficial owner, (C) issuance or filing number, (D) date of issue or filing, (E) expiration date, and (F) title;

(ii) all registered Trademarks owned or filed by or on behalf of any Acquired Company, or to which any Acquired Company has exclusive rights in any field or territory including for each Trademark the (A) country of filing, (B) record owner and, if different, the legal owner and beneficial owner, (C) registration or application number, (D) date of registration or filing, and (E) expiration date;

(iii) all material unregistered Trademarks owned by any Acquired Company or to which any Acquired Company has exclusive rights in any field or territory;

(iv) all registered copyrights and applications for registration of copyrights owned or filed by or on behalf of any Acquired Company, or to which any Acquired Company has exclusive rights in any field or territory including for each copyright registration the (A) country of filing, (B) record owner and, if different, the legal owner and beneficial owner, (C) registration number, (D) date of registration, and (E) expiration date;

(v) all internet domain names and the like owned by any Acquired Company or used in the business or operations of any Acquired Company; and

(vi) each other item of Registered IP in which any Acquired Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) or any exclusive rights in any field or territory.

Section 2.13(a) of the Disclosure Schedule identifies any other Person that has an ownership interest in any item of Registered IP or any material unregistered Trademark, in each case that is identified or required to be identified in Section 2.13(a) of the Disclosure Schedule, and the nature of such ownership interest. The Company has Made Available to Buyer complete and accurate copies of all applications, correspondence with any Governmental Authority, licenses, assignments and other material documents related to each item of Registered IP identified in Section 2.13(a) of the Disclosure Schedule.

(b) Restrictions. No Acquired Company is bound by, and no Acquired Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Company to use, exploit, assert or enforce any Acquired Company IP anywhere in the world, except for (i) with respect to Acquired Company IP licensed to one or more of Acquired Companies, as specified in the Contracts identified in Section 2.08(a)(xxi) of the Disclosure Schedule (for the avoidance of doubt, notwithstanding the introductory language in Section 2.08 of the Disclosure Schedule, this representation is qualified only by those contracts placed expressly in Section 2.08(a)(xxi) of the Disclosure Schedule) and (ii) with respect to Acquired Company IP owned by an Acquired Company, as specified in the Contracts identified in Section 2.13(b) of the Disclosure Schedule.

(c) Standard Form IP Contracts. The Company has Made Available to Buyer a complete and accurate copy of each standard form of Acquired Company IP Contract used by any of the Acquired Companies, including each standard form of: (i) end user license agreement, subscription agreement, or terms of use or service (each a “EULA”); (ii) development agreement; (iii) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any

confidentiality provision; (iv) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (v) confidentiality or nondisclosure agreement; and (vi) API or data license agreement. Each user of any Acquired Company Web Site is subject to web site terms of use that, to the Knowledge of the Company, are valid and enforceable in the form Made Available to Buyer pursuant to this Section 2.13(c). No Acquired Company has distributed to any third party any Computer Software that constitutes an Acquired Company Product except pursuant to a valid and enforceable EULA in the form Made Available to Buyer pursuant to this Section 2.13(c) or another Acquired Company IP Contract Made Available to Buyer in the Data Room. Section 2.13(c) of the Disclosure Schedule accurately identifies each Acquired Company IP Contract that deviates in any material respect from the corresponding standard form agreement Made Available to Buyer, including any agreement with an Acquired Company Employee in which the Acquired Company Employee expressly reserved or retained any Intellectual Property or Intellectual Property Rights related to any Acquired Company’s business, research or development and including any agreement that includes a grant of any exclusivity or preferred treatment on or in connection with any Acquired Company Web Site or Acquired Company Product.

(d) Ownership. The Acquired Companies collectively are the sole and exclusive owner of all right, title and interest to and in the Acquired Company IP (other than Intellectual Property Rights validly licensed to any of the Acquired Companies, as identified in Section 2.08(a)(xx) of the Disclosure Schedule), free and clear of any Encumbrances (other than Permitted Liens and licenses granted pursuant to the Contracts listed in Section 2.08(a)(xxi) of the Disclosure Schedule). Without limiting the generality of the foregoing:

(i) all documents and instruments necessary to establish, perfect and maintain the rights of any Acquired Company in any Acquired Company IP have been executed by an authorized representative of the Acquired Company and delivered and filed in a timely manner with the appropriate Governmental Authority (or registered with the appropriate registrar in the case of domain names);

(ii) each Acquired Company Employee who is or was involved in the creation or development of any Acquired Company Product or any other Intellectual Property or Intellectual Property Rights has signed a valid and enforceable written agreement containing (A) an irrevocable assignment to an Acquired Company of all Intellectual Property and Intellectual Property Rights pertaining to any Acquired Company IP or Acquired Company Product or that were created or developed by such Acquired Company Employee in the course of that Acquired Company Employee’s work for any Acquired Company and (B) confidentiality provisions protecting the Trade Secrets and other non-public elements of Acquired Company Products and such Intellectual Property and Intellectual Property Rights and, to the Knowledge of the Company, no such Acquired Company Employee has any obligation to any Person (other than the Acquired Companies) with respect to such Acquired Company Product, Intellectual Property or Intellectual Property Rights;

(iii) each Acquired Company has taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and other proprietary or confidential information pertaining to the Acquired Companies, the Acquired Company IP, the Acquired Company Products, or the business of the Acquired Companies (including any confidential information owned by any Person to whom any Acquired Company has a confidentiality obligation);

(iv) the Acquired Companies own or otherwise have, and after the Closing will continue to have, all Intellectual Property and Intellectual Property Rights needed to conduct the business of the Acquired Companies as currently conducted and currently planned by the Acquired Companies to be conducted;

(v) no funding, facilities, or personnel of any Governmental Authority or any university or educational institution or research center were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Company IP, and no Governmental Authority, university, or other educational institution or research center has any ownership in or rights under, in or to any Acquired Company IP;

(vi) no Acquired Company is or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Acquired Company to grant or offer to any other Person any license or right under, in or to any Acquired Company IP; and

(vii) to the Knowledge of the Company, no director, officer or employee of any Acquired Company is (A) bound by or otherwise subject to any Contract restricting that director, officer or employee from performing such director’s, officer’s or employee’s duties for any Acquired Company, (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to such director’s, officer’s or employee’s activities as a director or an officer or employee of an Acquired Company, (C) subject to any Contract with any other Person that requires such director, officer or employee to assign any interest in inventions or other Intellectual Property or Intellectual Property Rights, or (D) subject to any Contract with any other Person that requires such director, officer or employee to keep confidential any Trade Secrets, proprietary data, customer lists or other business or technical information that such director, officer or employee has disclosed to any Acquired Company or has used in such director’s, officer’s or employee’s work for any Acquired Company.

(e) Valid and Enforceable. All Acquired Company IP is subsisting, enforceable and, to the Knowledge of the Company, valid. Without limiting the generality of the foregoing:

(i) no Trademark owned or for which registration has been applied for by an Acquired Company and, to the Knowledge of the Company, no other Trademark used by any Acquired Company, conflicts or interferes with any Trademark owned or for which registration has been applied for by any other Person, and each Acquired Company has taken reasonable steps to police the use of Trademarks it owns or to which it has an exclusive license;

(ii) Section 2.13(e)(ii) of the Disclosure Schedule accurately identifies and describes each action, filing, and payment that, to the Knowledge of the Company, must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain each item of Acquired Company IP that is Registered IP in full force and effect;

(iii) no interference, opposition, cancellation, reissue, review, reexamination or other Action is or has been pending or, to the Knowledge of Company, threatened, in which the scope, validity or enforceability of any Acquired Company IP is being, has been, or would reasonably be expected to be contested or challenged, and, to the Knowledge of the Company, there is no basis for a claim that any Acquired Company IP is invalid or unenforceable; and

(iv) no act has been done or omitted to be done by any Acquired Company that has, had or would reasonably be expected to have the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit or consider abandoned, any Acquired Company IP.

(f) No Third Party Infringement of Acquired Company IP. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and to the Knowledge of the Company, no Person is currently infringing, misappropriating or otherwise violating, any Acquired Company IP. Section 2.13(f) of the Disclosure Schedule accurately identifies (and the Company has Made Available to Buyer a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent by or to any Acquired Company or any representative of any Acquired Company regarding any actual, alleged or suspected infringement, misappropriation or other violation of any Acquired Company IP and also provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(g) Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Acquired Company IP; (ii) the release, disclosure or delivery of any Acquired Company IP or Acquired Company Product by or to any escrow agent or other Person; or (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, in or to any of the Acquired Company IP.

(h) No Infringement of Third Party IP Rights. No Acquired Company has ever infringed (directly, by contribution, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property or Intellectual Property Right of any other Person; provided, however, that with respect to Patents and Trademarks the foregoing representation in this Section 2.13(h) is qualified as to the Knowledge of the Company. No Acquired Company Software and no Acquired Company Product infringes, violates or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person; provided, however, that with respect to Patents and Trademarks the foregoing representation in this Section 2.13(h) is qualified as to the Knowledge of the Company. Without limiting the generality of the foregoing:

(i) Except as set forth in Section 2.13(h)(i) of the Disclosure Schedule, no infringement, misappropriation or similar claim or Action is pending or, to the Knowledge of the Company, threatened against any Acquired Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Company with respect to any such claim or Action, and no Acquired Company has ever received any notice or other communication (in writing or otherwise) requesting, claiming, or demanding any of the foregoing with respect to any such claim or Action;

(ii) Except as set forth in Section 2.13(h)(ii) of the Disclosure Schedule, no Acquired Company has ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation, violation or unlawful use by any Acquired Company Product or Acquired Company Software, or by any Acquired Company, any Acquired Company Employee or other representative of any Acquired Company, of any Intellectual Property or Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that any Acquired Company obtain a license to any Intellectual Property Rights of another Person; and

(iii) no Acquired Company is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or has otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential Intellectual Property Rights infringement, misappropriation, violation, unlawful use or similar claim (other than indemnification provisions in the Acquired Companies’ standard forms of Acquired Company IP Contracts Made Available to Buyer pursuant to Section 2.13(c)).

(i) No Harmful Code. None of the Acquired Company Software, as it exists at the time any Acquired Company makes such Acquired Company Software available to any third party, contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, other than digital rights management mechanisms; or (ii) damaging or destroying any data or file without the user’s consent.

(j) Bugs. None of the Acquired Company Software: (i) contains any bug, defect, or error that adversely affects, in any material respect, the use, functionality, or performance of such Acquired Company Software or any product or system containing or used in conjunction with such Acquired Company Software; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Acquired Company Software or any product or system containing or used in conjunction with such Acquired Company Software. The Company has Made Available to Buyer a complete and accurate current list of all known bugs, defects, and errors in each version of the Acquired Company Software.

(k) Source Code. The source code for all Acquired Company Software contains accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and best practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Acquired Company Software. No source code for any Acquired Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company. No Acquired Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any Acquired Company Software to any other Person.

(l) Use of Open Source Code.

(i) Section 2.13(l)(i) of the Disclosure Schedule accurately identifies and describes: (A) each item of Open Source Code that is contained in, distributed or made available with any Acquired Company Software or from which any part of any Acquired Company Software is derived; (B) the version or versions of each such items of Open Source Code; (C) the applicable license terms for each such item of Open Source Code (including any attribution or other obligations associated with any Acquired Company’s use or distribution thereof); (D) the source or location from which the Open Source Code was acquired or downloaded; and (E) the Acquired Company Software to which each such item of Open Source Code relates.

(ii) Each Acquired Company’s use, marketing, distribution, licensing, and sale of Acquired Company Software does not violate any license terms applicable to any item of Open Source Code, and each Acquired Company has all rights in each item of Open Source Code disclosed, or required to be disclosed, in Section 2.13(l)(i) of the Disclosure Schedule as needed for the Acquired Companies to conduct the business of the Acquired Companies as currently conducted and currently planned by the Acquired Companies to be conducted, without violation of any license terms pertaining to such Open Source Code or infringement of Intellectual Property Rights of any Person.

(iii) Except as expressly stated in Section 2.13(l)(iii) of the Disclosure Schedule, no Acquired Company Software contains, is distributed or made available with, is being or is derived from Open Source Code that is used in a manner that: (A) impose or could impose a requirement or condition that any Acquired Company grant a license under or refrain from asserting or enforcing any of its Patent rights, or that any Acquired Company Software or part thereof be (1) disclosed or distributed in source code form, (2) licensed for making modifications or derivative works, or (3) redistributable at no or nominal charge; or (B) impose or could impose any other material limitation, restriction, or condition on the right or ability of any Acquired Company to use or distribute any Acquired Company Software.

(m) Privacy. Section 2.13(m) of the Disclosure Schedule contains each Acquired Company Privacy Policy in effect at any time and identifies, with respect to each Acquired Company Privacy Policy: (i) the period of time during which such privacy policy was or has been in effect; (ii) whether the terms of a later Acquired Company Privacy Policy apply to the data or information collected under such privacy policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Acquired Company Privacy Policy to data or information previously collected under such privacy policy. Each Acquired Company Privacy Policy: (A) is incorporated into the applicable Acquired Company EULA; (B) states that User Data may be transferred in a merger, acquisition, reorganization, or sale of assets; (C) states that User Data may be transferred to the United States for processing; and (D) states that sensitive personal information is not collected automatically by any Acquired Company Web Site or any Acquired Company Software, though users may voluntarily provide such information. Each Acquired Company requires, and has required, each user of any Acquired Company Web Site or Acquired Company Software to agree and consent to the Acquired Company Privacy Policy. Each Acquired Company and the Acquired Company Software has complied in all material respects with all of the applicable Acquired Company Privacy Policies and with all applicable Laws pertaining to privacy, User Data, Personal Data, data security, and spyware. Without limiting the foregoing, each Acquired Company has acquired, collected, and used all User Data pursuant to, and in accordance with the terms of, valid and enforceable Acquired Company Privacy Policies and applicable Laws. No Acquired Company has obtained, collected or used any User Data, or possessed any data that is not publicly available, in violation or breach of any Acquired Company Privacy Policy, Acquired Company Contract, or applicable Law. Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor Acquired Company’s provision to Buyer or Buyer’s possession or use of User Data or any other data or information in the databases of the Acquired Companies, will result in any violation of any Acquired Company Privacy Policy, Acquired Company Contract, or any Law pertaining to privacy, User Data, Personal Data, data security, or spyware. Buyer’s use of User Data or any other Acquired Company Data will not result in any violation of any Acquired Company Privacy Policy, Acquired Company Contract, or any Law pertaining to privacy, Acquired Company Data, data security, or spyware so long as Buyer uses that Acquired Company Data in a manner consistent with any use restrictions set forth in any applicable Acquired Company Privacy Policy, Acquired Company Contract, or other Law.

(n) Ownership and Use of Data. All Acquired Company Data is owned by the Acquired Companies, free and clear of all Encumbrances (other than Permitted Liens and licenses granted pursuant to the Contracts listed in Section 2.08(a)(xxi) of the Disclosure Schedule). The Acquired Companies have all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute and otherwise exploit the data contained in the Acquired Company Data, including in connection with the operation of the business of each Acquired Company. The Acquired Companies have complied in all material respects with all applicable Laws, Contracts, and Acquired Company Privacy Policies in the collection, use, and other exploitation of Acquired Company Data.

(o) Information Technology. All Acquired Company IT Systems have been regularly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, to ensure proper operation; provided, however, that with respect to any Acquired Company IT Systems operated by third parties, the foregoing representation in this Section 2.13(o) is qualified as to the Knowledge of the Company. The Acquired Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Acquired Companies. Except as set forth in Section 2.11(a) of the Disclosure Schedule, the Acquired Companies have not experienced within the past three years any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Acquired Company IT Systems. The Acquired Companies have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of the Acquired Companies (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Acquired Companies. No Acquired Company is in breach of any Contract related to any Acquired Company IT System or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a breach of any Acquired Company Contract related to any Acquired Company IT System. The Acquired Companies practice reasonable information security measures that: (i) include administrative, technical and physical safeguards designed to safeguard the security, confidentiality and integrity of transactions and Acquired Company Data and (ii) are designed to protect against unauthorized access to the Acquired Company IT Systems or Acquired Company Data and the systems of any third party service providers that have access to Acquired Company Data or Acquired Company IT Systems. No breach or violation of any security measures described above has occurred or, to the Knowledge of the Company, is threatened. To the Knowledge of the Company: (A) no Acquired Company has suffered a security breach with respect to any of the Acquired Company Data and (B) there has been no unauthorized or illegal use of or access to any Acquired Company Data. None of the Acquired Companies has notified, or been required to notify, any Person of any information security breach involving Personal Data.

2.14 Employee Benefit Plans.

(a) Section 2.14 of the Disclosure Schedule lists all “employee benefit plans” (as defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all other bonus, employment, individual consulting or other compensation agreements (other than non-binding offer letters using an Acquired Company’s standard form Made Available to Buyer that are terminable by the Acquired Companies at will without penalty), incentive, equity or equity-based compensation, retirement, deferred compensation, change in control, retention, severance, stock purchase, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance, educational assistance and other employee benefit plans, programs, agreements and arrangements that are sponsored or maintained by any Acquired Company or to which any Acquired Company contributes or is obligated to contribute thereunder for current or former employees of any Acquired Company and for which any Acquired Company has a Liability (contingent or otherwise) (the “Plans”). Neither the Company nor any of its Affiliates and any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) has in the last six years contributed or has been obligated to contribute to any “employee pension plans”, as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan”, as defined in Section 3(37) of ERISA. Except as set forth on Section 2.14 of the

Disclosure Schedule, none of the Plans provide for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and solely at the expense of the participant or the participant’s beneficiary.

(b) True, correct and complete copies of the following materials have been delivered or Made Available to Buyer with respect to each Plan, as applicable: (i) current plan documents and all amendments thereto, together with any related trust or funding agreements or insurance policies, (ii) currently applicable determination or opinion letters from the IRS, if applicable, (iii) all current summary plan descriptions, summaries of material modifications, annual reports, and summary annual reports, (iv) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any, (v) material written communications to employees relating to the Plans, and (vi) written descriptions of all material non-written Plans.

(c) Each of the Plans that is intended to be qualified under Section 401(a) of the Code has been established pursuant to, and is entitled to rely on, a prototype or volume submitter plan document that is the subject of a favorable opinion or advisory letter from the IRS , each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and to the Company’s Knowledge, nothing has occurred with respect to the operation of the Plans that could reasonably be expected to cause the loss of such qualification or exemption. The Plans comply in all material respects in form and in operation with, and have been maintained and administered in material compliance with, their terms and all applicable requirements of the Code, ERISA and any and all other applicable Laws. Neither the Company nor any ERISA Affiliate has engaged in or knowingly permitted to occur and, to the Company’s Knowledge, no other party has engaged in or permitted to occur, any transaction prohibited by Section 406 of ERISA or “prohibited transaction” under Section 4975(c) of the Code with respect to any Plan, that could reasonably be expected to result in any material liability or excise Tax under ERISA or the Code.

(d) There are no pending actions, claims or lawsuits which have been asserted or instituted against the Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or to the Knowledge of the Company, against any fiduciary of the Plans with respect to the operation of such plans (other than routine benefit claims), nor does the Company have knowledge of facts which could reasonably be expected to form the basis for any such claim or lawsuit.

(e) Except as set forth in Section 2.14(e) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any individual or satisfy any prerequisite (whether exclusive or non-exclusive) to any payment or benefit to any individual, except to the extent that such individual is also a Stockholder who is entitled to receive a portion of the Merger Consideration, (ii) increase any benefits under any Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Plan, except as expressly provided in this Agreement, or (iv) result in payments to be made by the any Acquired Company or Affiliate thereof to be non-deductible (in whole or in part) under Code Section 280G.

2.15 Employees. Except as set forth in Section 2.15 of the Disclosure Schedule, (a) no Acquired Company is a party to or subject to any collective bargaining agreements, (b) no labor union or other collective bargaining unit represents or, to the Knowledge of the Company, claims to represent any of the Acquired Companies’ employees, (c) to the Knowledge of the Company, there is no union campaign being conducted to solicit cards from employees to authorize a union to request a National Labor Relations Board certifications election with respect to the Acquired Companies’ employees nor has there ever been union representation involving employees of the Acquired Companies, (d) there is no picketing pending or, to the Knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of employees of the Acquired Companies pending or, to the Knowledge of the Company, threatened,

(e) there are no Actions, complaints, charges or claims against any Acquired Company pending or, to the Knowledge of the Company, threatened, with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by any Acquired Company, of any individual, (f) the Acquired Companies are in compliance in all material respects with all Laws and orders relating to the employment of labor, including all such laws, regulations and orders relating to wages, hours, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, and (g) there has been no “mass layoff” or “plant closing” as defined by WARN with respect to any Acquired Company within the six months prior to Closing. The Acquired Companies are each in material compliance with all Laws regarding the classification of independent contractors for federal income, employment tax and other purposes.

2.16 Insurance. Section 2.16 of the Disclosure Schedule sets forth an true, correct and complete list, as of the date of this Agreement, of all policies of insurance in effect since January 1, 2013, and all fidelity or surety bonds, in each case, held by or applicable to any Acquired Company setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium. All unexpired policies are in full force and effect, all premiums that are due and payable with respect thereto have been paid, and no notice of denial of coverage, cancellation or termination has been received with respect to such policies within the last three years. Such policies are valid, outstanding and enforceable and will remain in effect after the Closing and the applicable limits under such policies have not been exhausted. To the Knowledge of the Company, in the 12 months prior to the date of this Agreement, no event specific to any Acquired Company has occurred which would reasonably be expected to result in a material retroactive upward adjustment in premiums under any such insurance policies or which would reasonably be expected to result in a material prospective upward adjustment in such premiums. No Acquired Company has received written notice of cancellation of any such insurance policies in the past three years and, to the Knowledge of the Company, no threat has been made to cancel any insurance policy of any Acquired Company during such period.

2.17 Brokerage. Except as set forth in Section 2.17 of the Disclosure Schedule, no broker, finder or similar agent has been employed by or on behalf of any Acquired Company, and no Person with which any Acquired Company has had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby, except for the fees and expenses of William Blair & Co., which shall be paid by the Company.

2.18 Significant Suppliers. Except as set forth Section 2.18(i) of the Disclosure Schedule, no Significant Supplier of any Acquired Company has indicated in writing or, to the Company’s Knowledge, orally to such Acquired Company of its intent to suspend, terminate or materially reduce its business relationship with such Acquired Company or otherwise renegotiate the terms of any applicable Contract. The term “Significant Supplier” means any of the ten largest suppliers, by dollar volume, of the Acquired Companies during the period beginning 12 months prior to the date hereof, excluding any Significant Suppliers which provide leads to the Company (each a “Lead Generation Supplier” and the contract with such Lead Generation Supplier, a “Lead Generation Contract”). Section 2.18(ii) of the Disclosure Schedule contains a true, correct and complete list of the Significant Suppliers of the Acquired Companies, on a consolidated basis, and dollar volume of business with each Significant Supplier during such period. Since January 1, 2012, no Significant Supplier has suspended, terminated or materially reduced its business with any Acquired Company.

2.19 Accounts Receivable; Accounts Payable. The accounts receivable reflected on the Company Financial Statements, and accounts receivable arising after the date of the Latest Balance Sheet and reflected on the books and records of the Acquired Companies, represent bona fide and valid accounts receivable arising from sales actually made or services actually performed. The accounts receivable reflected on the Company Financial Statements are stated thereon in accordance with GAAP, consistently applied, including allowances for doubtful accounts. All accounts payable reflected on the Company Financial Statements have arisen in the ordinary course of business.

2.20 Products and Services; Product and Service Warranties.

(a) No Governmental Authority has alleged that any product or service designed, manufactured, sold, leased, licensed, provided or delivered by any Acquired Company is defective or unsafe or fails to meet any product or service warranty or any standards promulgated by any such Governmental Authority. No product designed, manufactured, sold, leased, licensed or delivered by any Acquired Company has been recalled, and no Acquired Company has received any notice of recall (written or oral) of any such product from any Governmental Authority. To the Company’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) could result in any such liability or recall. To the Company’s Knowledge, no facts exist and no event has occurred that would form the basis for any claim against any Acquired Company for products or services liability based upon tort or strict liability.

(b) No written or oral warranties have been given with respect to any Acquired Company’s products or services.

2.21 Books and Records. The books and records of the Acquired Companies are true and correct in all material respects and have been maintained in accordance with applicable Laws and commercially reasonable business practices. The minute books of the Acquired Companies accurately reflect all material actions and proceedings taken to date by the stockholders (or equivalents thereof) and board of directors of the Acquired Companies. The stock record books (or equivalents thereof) of the Acquired Companies reflect accurately all transactions in the capital stock of the Acquired Companies.

2.22 Bank Accounts and Powers. Section 2.22 of the Disclosure Schedule lists (a) all bank, payroll and securities brokerage accounts of the Acquired Companies and all authorized signers for each such account and (b) all powers of attorney granted by any Acquired Company to any third party that are currently in effect.

2.23 Absence of Improper or Unlawful Payments. The Acquired Companies have not and, to the Company’s Knowledge, their respective officers, directors or employees or other Persons acting on their behalf have not (a) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (b) been targeted by any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, (c) paid, or offered, promised or authorized payment of, money or any other thing of value to any government entity or official, political party (or official thereof), candidate for political office, employee of a state-owned enterprise or official of an international organization (each, a “Government Person”) for the purpose of influencing, directly or indirectly through another person, any act, omission or decision of such Government Person in an official capacity so that any Acquired Company might secure any improper advantage, obtain or retain business, or direct business to any person, or (d) accepted or received any unlawful contributions, payments, gifts or expenditures.

2.24 Affiliated Transactions. To the Knowledge of the Company, no officer, director, Stockholder or Affiliate of any Acquired Company or any individual in such officer’s, director’s or Stockholder’s immediate family (a) owes any amount to any Acquired Company nor does any Acquired Company owe any amount to (save in respect of remuneration earned in the ordinary course of business)

nor has such Acquired Company committed to make any loan or extend or guarantee credit to, or for the benefit of, or have any indebtedness to, any such officer, director, stockholder or other Affiliate of any Acquired Company, (b) is involved in any material business arrangement with any Acquired Company (save for an employment, ownership, or management relationship with any Acquired Company), (c) owns any property or right, tangible or intangible, that is used by any Acquired Company, or (d) has any claim or cause of action against any Acquired Company, other than claims for accrued compensation or benefits arising in the ordinary course of employment or under any Plan.

2.25 Disclosure. To the Knowledge of the Company, neither this Agreement nor any other document, certificate or instrument furnished in connection herewith contains, with respect to the Company, any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

2.26 Telecommunications Taxes. Notwithstanding anything in any Section or subsection of this ARTICLE II to the contrary, the Company does not make any representation or warranty herein regarding any liability, claim, obligation, requirement, collection, payment, withholding, filing, notice, statement or pass-through payment obligation of, related to, or in connection with any Telecommunications Tax.

ARTICLE III

REPRESENTATIONS AND WARRANTIES CONCERNING BUYER

Buyer and Merger Sub represent and warrant to the Company, jointly and severally, that:

3.01 Existence; Good Standing; Authority; Execution.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and the other Transaction Documents and perform its obligations hereunder. Buyer is qualified to do business as a foreign entity and is in good standing in each jurisdiction where the failure to so qualify would have a material adverse effect on the business, financial condition or results of operations of Buyer. Merger Sub is a corporation validly existing and in good standing under the Laws of the State of Delaware, with full power and authority to enter into this Agreement and the other Transaction Documents and perform its obligations hereunder, subject to the adoption and approval of Buyer Written Consent. Merger Sub is qualified to do business as a foreign entity and is in good standing in each jurisdiction where the failure to so qualify would have a material adverse effect on the business, financial condition or results of operations of Merger Sub.

(b) Each of Buyer and Merger Sub has all requisite power, authority and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Buyer and Merger Sub. This Agreement is the legal, valid and binding obligation of each of Buyer and Merger Sub, enforceable against each of Buyer and Merger Sub in accordance with its terms, except as limited by the Enforceability Limitations.

3.02 Required Filings and Governmental Consents. No Governmental Consent or third-party consent is required to be obtained by the Buyer or Merger Sub for the consummation by the Buyer or Merger Sub of the transactions contemplated by this Agreement that if not obtained would, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Buyer or Merger Sub. The execution and delivery by Buyer or Merger Sub of this Agreement, and the consummation by Buyer and Merger Sub of the transactions contemplated hereby in accordance with the terms hereof, do not (i) contravene, conflict with, violate, result in a breach of or result in a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Buyer or Merger Sub under, any provision of any Organizational Document of Buyer or Merger Sub, (ii) subject to receipt of the requisite approvals referred to in Section 3.02 of the Disclosure Schedule, violate any Order or Law applicable to Buyer or Merger Sub or any of their respective properties or assets, or (iii) require from Buyer or Merger Sub or any of their Subsidiaries any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, except where the failure to provide notice, declare or file or to obtain consent or approval, as applicable, would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Buyer and Merger Sub, taken as a whole.

3.03 Litigation. There are no Actions pending or, to Buyer’s or Merger Sub’s knowledge, threatened against or affecting Buyer or Merger Sub at law or in equity, or before or by any Governmental Authority, which would prevent, enjoin, alter, materially delay or otherwise adversely affect Buyer’s or Merger Sub’s performance under this Agreement or the consummation of the transactions contemplated hereby. Neither Buyer nor Merger Sub is subject to any outstanding Order that could prevent, enjoin, alter or materially delay the Merger, or that would materially interfere with the ability of Buyer or Merger Sub to consummate the Merger.

3.04 Brokerage. No broker, finder or similar agent has been employed by or on behalf of Buyer or Merger Sub, and no Person with which Buyer or Merger Sub has had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby, except for the fees and expenses of Evercore Partners, which shall be paid by Buyer.

3.05 Financing. Buyer has and shall have at the Closing sufficient cash and available irrevocable credit facilities from reputable financial institutions (a) to pay the full consideration payable hereunder, (b) to make all other necessary payments by it in connection with the Merger, (c) to pay all of its and Merger Sub’s related fees and expenses and (d) to provide for the working capital needs of the Surviving Corporation.

3.06 Formation and Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is validly issued, fully paid and non-assessable and is owned beneficially and of record by Buyer free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Buyer’s voting rights, charges and other encumbrances of any nature whatsoever.

(b) As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, Merger Sub has not incurred, directly or indirectly, through any of its Subsidiaries or Affiliates, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

3.07 Reports and Financial Statements. Each form, report, statement or schedule and other document filed or furnished publicly by Buyer with the SEC since January 1, 2012 is publicly available at

www.sec.gov (collectively, the “Buyer Reports”). The Buyer Reports include all of the documents required to be filed or furnished publicly by the Buyer under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC from January 1, 2012 through the date of this Agreement. The Buyer Reports were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, and, in each case, the rules and regulations promulgated thereunder and complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed. As of their respective dates, and, if amended, as of the date of each such amendment, the Buyer Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Buyer included in the Buyer Reports (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto when filed, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), and (iii) fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the Buyer and its Subsidiaries as of the respective dates thereof and for the periods referred to therein.

3.08 No Material Adverse Effect. Since June 30, 2013, there has not been any change in the financial condition, properties, assets, liabilities, business or results of operations of Buyer or Merger Sub, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, consistent with past practice, has had or can reasonably be expected to have a material adverse effect on Buyer or Merger Sub.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.01 Conduct of the Business.

(a) From the date hereof until the Closing Date, the Company shall, and shall cause each of the Acquired Companies to, conduct its business according to its ordinary and usual course of business consistent with past practice and, without limiting the generality or effect of the foregoing, use its commercially reasonable efforts to: (i) preserve intact in all material respects its business organization, (ii) keep available the services of its officers and key employees, and (iii) maintain its relationships and goodwill with material suppliers.

(b) From the date hereof until the Closing Date or the earlier termination of this Agreement, except as otherwise provided for by this Agreement, required by applicable Law, with the prior written consent of Buyer or as set forth on Schedule 4.01(b), the Company shall not, and shall not permit any Acquired Company to, do any of the following:

(i) (A) issue or sell any equity interests or securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any Company Capital Stock or other equity securities of any Acquired Company; (B) effect any recapitalization, reclassification, equity dividend, equity split or like change in its capitalization; (C) declare or pay any dividends or make any distributions with respect to the Company Capital Stock; or (D) make any redemption or purchase with respect to the Company Capital Stock or any equity securities of any Acquired Company;

(ii) incur any indebtedness for borrowed money or issue any debt securities or options, warrants, calls or other rights to acquire any debt securities;

(iii) make, assume or become responsible for any loan, guaranty or other extension of credit, or enter into any commitment to make any loan, guaranty or other extension of credit, to or for the benefit of any Person other than payment terms extended to customers in the ordinary course of business;

(iv) (A) acquire, or dispose of, any material property or assets, (B) mortgage or encumber any material property or assets other than Permitted Liens, or (C) cancel any debts owed to or claims held by any Acquired Company;

(v) (A) outside the ordinary course of business, enter into, amend, modify or terminate any Material Contract or Plan; (B) enter into or extend the term or scope of any Contract that purports to restrict any Acquired Company from engaging in any line of business or in any geographic area, (C) enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated by this Agreement, or (D) release any Person from, or modify or waive any provision of, any confidentiality agreement or standstill agreement;

(vi) other than as required by a Plan existing as of the date hereof, (A) increase the salary or other compensation of any director, officer or employee of the Company or any of its Subsidiaries other than increases to non-officer employees in the ordinary course of business consistent with past practice that do not exceed five percent of such individual’s annual base salary or wages as of the date of this Agreement, (B) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, officer, employee or consultant, (C) establish, or amend to increase the coverage or benefits under, any Plan or otherwise fund, modify or amend or terminate any such Plan or arrangement (except to the extent necessary to comply with applicable Law), (D) enter into any employment, deferred compensation, severance, special pay, individual consulting, collective bargaining agreement, non-competition or similar agreement or arrangement with any directors, officers or employees of any of the Acquired Companies (or amend any such agreement to which any of the Acquired Companies is a party), except standard employment agreements with new employees entered into in the ordinary course of business, or (E) make any loan to any current or former director, officer or employee of any Acquired Company;

(vii) make any material change to any Acquired Company’s accounting (including Tax accounting) methods, principles or practices, except as may be required by GAAP;

(viii) make, change, or amend any material Tax elections; amend any Tax Return; change any Tax accounting period or any method of accounting for Tax purposes; surrender any right to claim a Tax refund, offset or other reduction in Tax liability; settle or compromise any claim relating to Taxes or enter into any closing or similar agreement relating to Taxes with any Governmental Authority;

(ix) amend its Organizational Documents;

(x) sell, transfer, lease, mortgage, pledge, encumber or otherwise dispose of or subject to any Lien (other than Permitted Liens) any of any Acquired Company’s properties or assets (other than sales of inventory in the ordinary course of business or disposition of obsolete equipment consistent with past practice), waive or release any rights of material value or cancel, compromise, release or assign any Indebtedness owed to any Acquired Company or any claims held by any Acquired Company;

(xi) make or commit to make any expenditure of a capital nature except in the ordinary course of business consistent with the Acquired Companies’ capital expenditures budget;

(xii) enter into any new line of business;

(xiii) permit any insurance policy naming any Acquired Company as a beneficiary or a loss payee to be cancelled or terminated or any of the coverage thereunder to lapse without obtaining a policy with comparable coverage in connection with such cancellation, termination or lapse;

(xiv) enter into any labor or collective bargaining agreement covering any employees of any Acquired Company;

(xv) terminate or fail to renew or preserve any material Permit;

(xvi) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xvii) directly or indirectly acquire by merging or consolidating with, or make any material investment, by purchase, contribution to capital, property transfer or otherwise in, any other Person;

(xviii) license, sublicense, sell, assign, transfer or otherwise dispose of any Acquired Company IP, other than the sale or non-exclusive license of Acquired Company Products to Acquired Company customers in the ordinary course of business consistent with past practice;

(xix) fail to (A) pay any annuity or any filing, prosecution, maintenance or other fee or file any document, response to office action or other filing in connection with any Registered IP in which any Acquired Company has or purports to have an ownership interest of any nature when due or (B) diligently prosecute and maintain all Registered IP in which any Acquired Company has or purports to have an ownership interest of any nature;

(xx) settle or compromise any Action material to the Acquired Companies or commence an Action other than (A) for the routine collection of bills or (B) in such cases where it in good faith determines that the commencement of such Action would not materially impair the business of the Acquired Companies; or

(xxi) agree to take any of the actions described in sub-clauses (i) through (xx) above.

4.02 Conditions. The Company, Buyer and Merger Sub shall each use their commercially reasonable efforts to cause the conditions to Closing set forth in ARTICLE V to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in ARTICLE V (other than those to be satisfied at the Closing). Without limiting the foregoing, the Company, Buyer, and Merger Sub shall each use their commercially reasonable efforts to: (a) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable; (b) as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained by the Company, Buyer, or Merger Sub in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; (c) prevent any Governmental Authority or other Person from prohibiting, restraining, or limiting, in whole or in part, by legal proceedings or otherwise, the Merger or any other transaction contemplated hereby; and (d) execute and deliver or cause the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

4.03 Regulatory Filings.

(a) The Company shall make or cause to be made the filings and submissions necessary under any Laws applicable to the Company for the consummation of the transactions contemplated herein. The Company shall use its commercially reasonable efforts to coordinate and cooperate with Buyer in exchanging such information and assistance as Buyer may reasonably request in connection with all of the foregoing.

(b) Buyer shall make or cause to be made all filings and submissions necessary under any Laws applicable to Buyer for the consummation of the transactions contemplated herein. Buyer shall coordinate and cooperate with the Company in exchanging such information and assistance the Company may reasonably request in connection with all of the foregoing.

(c) Buyer and the Company shall each be responsible for one-half of any filing fees required under any regulatory Laws in connection with this Agreement, any Transaction Document or the transactions contemplated hereby or thereby.

4.04 Stockholders’ Consent.

(a) The Company shall take all action necessary in accordance with this Agreement, the DGCL and the Company’s Organizational Documents, as applicable, to secure by 5:00 p.m. Eastern time on the first day following the date hereof (i) the approval of this Agreement by written consent of the Stockholders executed by the requisite number of Stockholders in accordance with the Company’s Organizational Documents and the DGCL, including (A) the holders of shares of Company Capital Stock (voting as a single class) representing a majority of votes that may be cast by the holders of all outstanding shares of Company Capital Stock and (B) the holders of shares of Series A Preferred Shares and the holders of shares of Series B Preferred Shares (voting as a single class) representing a majority of votes that may be cast by the holders of all outstanding shares of Series A Preferred Shares and Series B Preferred Shares (the “Company Requisite Vote”) and (ii) execution of the Consent Agreement by Stockholders holding no less than 75% of the Company Capital Stock. Immediately following receipt thereof, but in no event later than 5:00 p.m. Eastern time on the first day following the date hereof, the Company shall use its best efforts to deliver to Buyer (A) a copy of the Company Written Consent, duly executed by the requisite Stockholders and (B) copies of the Consent Agreement executed by Stockholders holding at least 75% of the Company Capital Stock. As promptly as practicable following the receipt of the Company Written Consent, the Company will send a communication to those Stockholders, if any, who did not execute the Company Written Consent, which communication shall be subject to Buyer’s prior review and approval, and the Company shall use its best efforts to obtain an executed Letter of Transmittal from each Equityholder.

(b) The Company Board shall unanimously recommend that the Stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Written Consent. Any information statement or other disclosure document distributed to the Stockholders in connection with the transactions contemplated by this Agreement shall include a statement to the effect that the Company Board has unanimously recommended that the Stockholders vote in favor of the approval of the Merger and adoption of this Agreement pursuant to the Company Written Consent.

(c) Immediately following the execution of this Agreement by Merger Sub, Buyer, as sole stockholder of Merger Sub, shall take all action necessary in accordance with this Agreement, the DGCL and their respective Organizational Documents to adopt and approve this Agreement by written consent (the “Buyer Written Consent”).

(d) Each party shall provide to the other any information for inclusion in preparation for the Company Written Consent or Buyer Written Consent, as applicable, that may be required under applicable Law and that is reasonably requested by the other party.

4.05 Access to Books and Records.

(a) From the date hereof until the Closing Date, the Company shall provide Buyer and its authorized representatives (“Buyer’s Representatives”) with access at reasonable times during normal business hours and upon reasonable notice to the offices, properties, personnel, books and records of the Acquired Companies in order for Buyer to have the opportunity to make such investigation as it shall reasonably desire to make of the affairs of the Acquired Companies. During any visits to any Acquired Company’s facilities permitted by this Section 4.05, Buyer shall comply, and shall cause Buyer’s Representatives to comply, with all safety, health and security rules applicable to the premises being visited. The Company shall have the right to have a representative present at all times during any such inspections, interviews, and examinations conducted at or on the offices or other facilities or properties of any Acquired Company. Notwithstanding anything to the contrary contained herein, Buyer and Buyer’s Representatives shall contact and communicate with the employees, customers and suppliers of the Acquired Companies in connection with the transactions contemplated hereby only with the prior consent of the Chief Executive Officer of Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(b) Unless otherwise consented to in writing by the Representative, neither Buyer nor any of its Subsidiaries (including the Surviving Corporation) shall, for a period of four years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Surviving Corporation for the period prior to the Closing Date without first offering to surrender to the Representative such books and records or any portion thereof which Buyer or its Subsidiaries (including the Surviving Corporation) may intend to destroy, alter or dispose of.

4.06 Confidentiality. The parties shall adhere to the terms and conditions of that certain Confidentiality Agreement, dated October 11, 2012, between Buyer and William Blair & Company, LLC, as Agent (and adding Representative by a joinder agreement) (the “Confidentiality Agreement”) provided that the Representative shall not be required to redeliver to the Company or destroy Evaluation Material (as defined in the Confidentiality Agreement) pursuant to the Confidentiality Agreement. Notwithstanding anything in this Agreement, the Confidentiality Agreement or such joinder agreement to the contrary, following Closing, the Representative shall be permitted to: (a) after the public announcement of the Merger, publicly announce that it has been engaged to serve as the Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the other transactions contemplated herein; and (b) disclose information as required by Law or to employees, advisors or consultants of the Representative and to the Equityholders, in each case who have a need to know such information, provided that such persons either (i) agree to observe the terms of this Section 4.06 or (ii) are bound by obligations of confidentiality to the Representative of at least as high a standard as those imposed on the Representative under this Section 4.06.

4.07 No Solicitation.

(a) The Company will not, and will not authorize or permit any of the Acquired Companies or any of their respective authorized representatives (collectively, the “Company Representatives”) to,

directly or indirectly, (i) solicit, initiate, seek, or entertain, or knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of the Stockholders or (vi) enter into any other transaction not in the ordinary course of business, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger. The Company will, and will cause each of the Acquired Companies to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is prohibited pursuant to this Section 4.07(a) from authorizing or permitting such Company Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 4.07(a).

(b) The Company shall promptly (but in any event, within 24 hours) notify Buyer orally and in writing after receipt by any Acquired Company or any representative thereof of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for nonpublic information relating to any Acquired Company or for access to any of the properties, books or records of any Acquired Company by any Person or Persons other than Buyer or Merger Sub.

4.08 Consents and Waivers. Prior to the Closing, the Company shall, and shall cause each of the Acquired Companies to, upon the request of Buyer, use their respective reasonable best efforts to provide the notifications and obtain the consents set forth on Schedule 4.08; provided, however, that such efforts shall not include any requirement that the Company or any of the Acquired Companies commence, defend or participate in any litigation or pay any fee to any third party.

4.09 Director and Officer Liability and Indemnification.

(a) Prior to the Effective Time, Buyer shall cause Merger Sub to obtain, at the Company’s sole expense, “tail” coverage for the six year period immediately following the Effective Time with respect to the Company’s directors’ and officers’ liability insurance policy (the “Tail Policy”). Buyer will use commercially reasonable efforts to ensure that the Tail Policy contains coverage amounts, terms and conditions substantially similar to those of the Acquired Companies’ directors’ and officers’ liability insurance policy or policies in effect as of the date hereof and covering each current and former director and officer of the Acquired Companies covered by the Acquired Companies’ directors’ and officers’ liability insurance policy in effect as of the date hereof. Buyer shall maintain such Tail Policy in full force and effect, and continue to honor the obligations thereunder, during the term hereof.

(b) In the event of any threatened or actual Action in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, or officer of the Company (the “D&O Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or (ii) the negotiation, approval, execution or performance of this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the Company, Buyer and Merger Sub agree to cooperate and use their commercially reasonable efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time Buyer shall cause the Surviving Corporation to, indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each D&O Indemnified Party against any Losses and amounts paid in settlement in connection with any such Action, and in the event of any such Action (whether asserted or arising before or after the Effective Time), the Company shall, and Buyer shall cause the Surviving Corporation after the Effective Time to, promptly pay the expenses incurred by each D&O Indemnified Party as the same are incurred in advance of the final disposition of any Action to such D&O Indemnified Party; provided, however, that none of the Company, the Surviving Corporation or Buyer shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Company, Surviving Corporation and Buyer shall have no obligation hereunder to any D&O Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such D&O Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Any D&O Indemnified Party wishing to claim indemnification under this Section 4.09, upon learning of any such Action shall notify the Company and, after the Effective Time, the Surviving Corporation and Buyer thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Buyer except to the extent such failure to notify materially prejudices such party.

(c) Buyer and Merger Sub agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company provided for in their respective Organizational Documents or otherwise in effect as of the date hereof shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. From and after the Effective Time, Buyer also agrees to indemnify and hold harmless, and to cause the Surviving Corporation to indemnify and hold harmless, the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and such present and former officers and directors.

(d) The obligations under this Section 4.09 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party to whom this Section 4.09 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 4.09 applies shall be third party beneficiaries of this Section 4.09 and shall be entitled to enforce the covenants contained herein).

(e) In the event Buyer or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 4.09.

4.10 Press Releases and Communications. Following the date hereof and prior to the Closing, in the event that the Company or Buyer desires to issue any press release or make a public announcement pertaining to this Agreement or the transactions contemplated hereby, except as required

(in the reasonable opinion of counsel) by applicable Law or exchange regulation the Company and Buyer shall cooperate in good faith to jointly prepare such press release or public announcement, in which case the party required to make such disclosure shall use its reasonable efforts consistent with such applicable Law or stock exchange regulation to consult with the other party with respect to the content of any such disclosure. Notwithstanding anything to the contrary, following the earlier to occur of a public announcement pertaining to this Agreement or the transactions contemplated hereby or the Effective Time, Buyer shall be permitted to issue any press release or make any public announcement pertaining to this Agreement or the transactions contemplated hereby; provided, that Buyer agrees that it will, to the extent practicable, (a) provide a copy of such press release or announcement to the Company prior to making it public with adequate time for the Company to make comments and (b) reasonably consider the Company’s comments before making such press releases public.

4.11 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such other party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

4.12 Employees. To the extent Buyer or Merger Sub effectuates terminations of the Continuing Employees in the six months following the Closing Date in such a manner that such terminations constitute a “mass layoff” and/or “plant closing” as those terms are defined in WARN, or comparable conduct under any similar law, Buyer and/or Merger Sub, as applicable, agree to comply fully with the requirements of WARN or such applicable state Law, as reasonably determined by Buyer in its sole discretion (after consulting with legal counsel with a specialization in WARN); provided, however, that the foregoing covenant shall be subject to and contingent upon the Company’s having provided to Buyer and/or Merger Sub, as applicable, as soon as practicable following the Closing Date but in no event later than three days following the Closing Date, any and all information relating to employee terminations that occurred within 60 days prior to Closing that Buyer and/or Merger Sub reasonably determines is necessary and appropriate to comply with the foregoing covenant. For a period of one year following the Closing Date, the Buyer shall provide or cause to be provided (a) each employee of the Company or any of its Affiliates who continues in employment on and after the Closing Date (each a “Continuing Employee”), while employed, with a rate of base salary, wages, and target bonus opportunity that is not less favorable than the rate of base salary, wages, and target bonus opportunity provided to such Continuing Employee by the Company or Affiliate immediately prior to the Closing Date, and (b) the Continuing Employees with employee benefits that are substantially comparable in the aggregate to the benefits provided by the Buyer and its Affiliates to its employees generally who are similarly situated to such employees. With respect to each benefit plan, program, practice, policy or arrangement maintained by the Surviving Corporation, Buyer and its Affiliates following the Closing Date and in which any of the Continuing Employees participate (the “Buyer Plans”), for purposes of determining eligibility to participate and for vesting purposes (but not for accrual of benefits other than determining the level of vacation pay accrual and severance benefits), service with the Company and its Affiliates (or predecessor employers to the extent the Company and its Affiliates provide past service credit) shall be treated as service to the Surviving Corporation, Buyer and its Affiliates. With respect to each applicable Buyer Plan, subject to applicable Law, Buyer shall, and shall cause the Surviving Corporation to, waive eligibility waiting periods, evidence of insurability requirements and pre-existing condition limitations if and to the extent such conditions and exclusions were satisfied or did not apply to such Continuing Employee under the applicable Plan prior to the Effective Time. The Continuing Employees and their dependents shall be given credit under the applicable Buyer Plans for amounts paid prior to the Closing Date during the calendar year in which the Closing occurs under a corresponding benefit plan for the purposes of applying deductibles, co-payments, co-insurance and out-of-pocket maximums, as though such amounts had been paid in accordance with the terms and conditions of such Buyer Plans. Notwithstanding the foregoing, nothing in this subsection shall apply to the extent it would result in a duplication of benefits. Notwithstanding anything else to the contrary set forth herein, nothing contained in this Section 4.12, express or implied, is intended to or shall be construed to confer upon any Person other than the parties to this Agreement, any right, legal or equitable relief, benefit or remedy of any nature whatsoever, including any beneficiary rights in any employee or former employee (including any dependent thereof) of any of the Acquired Companies in respect of continued employment for any specified period.

4.13 Tax Matters

(a) Preparation and Filing of Tax Returns and Payment of Taxes.

(i) The Company shall prepare and file, or cause to be prepared and filed, all Tax Returns of any Acquired Company that are due on or before the Closing Date (taking into account any validly obtained extensions of time to file) and shall pay or cause to be paid all Taxes shown due thereon. All such Tax Returns shall be prepared in a manner consistent with the Company’s past practice, except as otherwise required by Law. No less than 15 Business Days prior to the date (taking into account any validly obtained extensions of time to file) such Tax Returns are due, the Company shall deliver drafts of such Tax Returns to Buyer for its review and approval, such approval not to be unreasonably withheld, conditioned or delayed.

(ii) Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns of any Acquired Company (A) for any taxable period ending on or before the Closing Date and (B) for any Straddle Periods, in each case that are not filed on or before the Closing Date (each of clause (A) and (B) “Pre-Closing Tax Returns”). All such Pre-Closing Tax Returns shall be prepared in a manner consistent with the Company’s past practice, except as otherwise required by Law. If the Taxes shown as due on Pre-Closing Tax Returns and attributable to a Pre-Closing Tax Period exceed the amount of Tax liabilities accrued in the calculation of Current Liabilities, Buyer shall deliver drafts of such Pre-Closing Tax Returns to the Representative for review no less than 20 Business Days prior to the date (taking into account any validly obtained extensions of time to file) such Pre-Closing Tax Returns are due, and Buyer shall make any reasonable changes suggested in good faith by the Representative that are supported by at least a more likely than not position and that are not materially adverse to Buyer. Not later than two Business Days before the due date for the payment of Taxes on any Tax Return which Buyer has the responsibility to file pursuant to Section 4.13(b)(ii), the Representative shall direct the Escrow Agent to pay to Buyer from the Escrow Account the amount of such Taxes attributable to a Pre-Closing Tax Period in excess of the amount of such Tax liabilities accrued in the calculation of Current Liabilities. Without the prior written consent of the Representative, which consent shall not be unreasonably withheld, delayed or conditioned, and except as required by Law, Buyer shall not, and shall not allow any Acquired Company to, amend any Tax Return of any Acquired Company for a Pre-Closing Tax Period or carry back any item to any Tax Return of the Company or any Subsidiary for a Pre-Closing Tax Period to the extent such amended Tax Return or carryback could reasonably be expected to result in a claim for indemnification pursuant to this Agreement.

(b) Tax Liability Allocation. For purposes of calculating Indemnified Taxes with respect to any Pre-Closing Tax Period:

(i) In the case of any Straddle Period, (A) the amount of any Taxes based on or measured by income, sales, receipts, payroll, transaction or event for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity shall be deemed to terminate at such time); and (B) the amount of other Taxes for a Straddle Period which relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in the Straddle Period. Notwithstanding the foregoing, Taxes incurred by an Acquired Company with respect to the Merger Consideration (including employer Taxes related to the Aggregate Option Payment) shall not be treated as Taxes attributable to a Pre-Closing Tax Period because such amounts are already included within Transaction Expenses for which the Equityholders are responsible. Principles similar to those described under this Section 4.13(b)(i) shall apply for purposes of accruing Tax liabilities in the calculation of Current Liabilities.

(ii) The amount of Tax liabilities of the Acquired Companies for the Pre-Closing Tax Period shall (A) be computed by assuming that Buyer will not make an election pursuant to Code Section 338(g), or under any comparable provisions of any other state, local or foreign laws, with respect to the Merger, (B) exclude any Taxes incurred on the Closing Date after the Closing that are outside the normal course of business of the Company and its Subsidiaries, consistent with past practices, other than from actions specifically contemplated by this Agreement and (C) be computed on a net liability basis, taking into account any estimated Tax payments made by any Acquired Company attributable to a Pre-Closing Tax Period.

(c) Tax Elections. To the extent permitted for U.S. federal income tax purposes, Buyer shall allocate all items accruing on the Closing Date to the Company’s taxable period ending on the Closing Date pursuant to Treasury Regulation Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulation Sections 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)). Any deductions attributable to Transaction Expenses, including without limitation deductions from the cancellation of Company Options, shall to the maximum extent allowed by Law and for U.S. federal income Tax purposes, be treated as accrued on the Closing Date and the Surviving Corporation and its Subsidiaries shall elect on each of the Surviving Corporation’s Tax Returns for the year including the Closing Date under Revenue Procedure 2011-29 to deduct seventy percent (70%) of any eligible Transaction Expenses that are success-based fees within the meaning of Treasury Regulations Section 1.263(a)-5(f).

(d) End of Tax Year. Neither Buyer, Merger Sub, nor any of the Acquired Companies (including the Surviving Corporation after the Effective Time) shall take any action, or permit any action to be taken, that may prevent the tax year of the Company from ending for U.S. federal and applicable state, local and foreign income tax purposes at the end of the day on the Closing Date.

(e) Cooperation on Tax Matters. Buyer, the Surviving Corporation, each Subsidiary, and the Representative shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of any Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably requested and relevant to any such audit, litigation or other proceeding with respect to Taxes and making employees available on a mutually convenient basis to provide additional information, and explaining any materials provided pursuant to this Section 4.13. Notwithstanding any other provision in this Agreement, Buyer, the Surviving Corporation and their respective Subsidiaries and Affiliates shall not destroy or dispose of any Tax workpapers, schedules or other materials and documents supporting Tax Returns of any Acquired Company for Pre-Closing Tax Periods until the earlier of the expiration of the applicable statute of limitations and the tenth anniversary of the Closing Date, without the prior written consent of the Representative, not to be unreasonably withheld, conditioned or delayed.

(f) Transfer Taxes. Any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (“Transfer Taxes”) that become payable in connection with the Merger and other transactions contemplated hereby shall be borne equally by the Equityholders on the one hand, and the Buyer on the other hand.

(g) Tax Proceedings. If, after the Closing Date, Buyer or any of the Acquired Companies receives notice of a Tax audit, examination, review or other proceeding (a “Tax Proceeding”) with respect to any Tax Returns of any of the Acquired Companies for any Pre-Closing Tax Period, then within ten days after receipt of such notice, Buyer shall notify the Representative of such notice, provided that the failure to give the Representative such notice shall not affect the Buyer’s rights hereunder except to the extent the Representative is materially prejudiced thereby. Notwithstanding any provision herein to the contrary, to the extent that a provision of this Section 4.13(g) directly conflicts with any provision of ARTICLE VII, this Section 4.13(g) shall govern.

(i) Buyer shall have the right to control the conduct of any Tax Proceeding with respect to a Straddle Period of any Acquired Company (a “Straddle Tax Proceeding”). To the extent a Straddle Tax Proceeding relates to the amount of Taxes attributable to the portion of the Straddle Period ending on the Closing Date, Buyer shall, keep the Representative informed of all developments on a timely basis, shall provide to the Representative copies of any and all material correspondence from any Governmental Authority related to such Straddle Tax Proceeding and shall provide the Representative with the opportunity to attend conferences with the relevant Governmental Authority (if reasonably practical) and to review and provide comments with respect to written responses provided to the relevant Governmental Authority. Buyer shall not settle, compromise or abandon any Straddle Tax Proceeding which relates to or may reasonably give rise to Indemnified Taxes without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii) The Representative shall have the right, at the expense of the Equityholders, to control and settle the portion of any Tax Proceeding with respect to any taxable period of any of the Acquired Companies that relate exclusively to a taxable period ending on or before the Closing Date (excluding any Straddle Period) (a “Pre-Closing Tax Proceeding”). Representative shall keep the Buyer informed of all developments on a timely basis, shall provide to the Buyer copies of any and all material correspondence from any Governmental Authority related to such Pre-Closing Tax Proceeding and shall provide the Buyer with the opportunity to attend conferences with the relevant Governmental Authority and to review and provide comments with respect to written responses provided to the relevant Governmental Authority. Each party shall bear its own costs for participating in such Pre-Closing Tax Proceeding (provided that the Representative’s costs shall be borne by the Equityholders); provided that if the Representative fails to control any Pre-Closing Tax Proceeding, Buyer’s reasonable expenses incurred in controlling such Pre-Closing Tax Proceeding shall be borne by the Equityholders. The Representative shall not settle, compromise or abandon any Pre-Closing Tax Proceeding without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii) Buyer acknowledges the notification, consultation, and participation obligations of the Company under Sections 5.13(e) and 5.13(h) of the Aptela Acquisition Agreement (concerning audits and contests regarding Taxes as well as Telecommunications Taxes, each as defined in the Aptela Acquisition Agreement) and will allow the Company to comply with such obligations, and, to the extent necessary, assist the Company in so participating.

(h) Dispute Resolution. The parties shall negotiate in good faith to resolve any dispute related to Tax matters, including without limitation Tax Returns described in Section 4.13(a). If Buyer and the Representative are unable to reach agreement related to Tax matters, within 15 Business Days after receipt of the disputing party’s objection or comments to any disputed items, such disputed items will be referred to the Firm as set forth at Section 1.08(d). The Firm shall, within 30 days following its selection, deliver to Buyer and the Representative a written report setting forth its determination as to such disputed items (and only such disputed items), and its determinations will be conclusive and binding upon the parties thereto for purposes of such dispute. The fees and disbursements of the Firm shall be borne equally by each party. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct, without prejudice to the rights and obligations of the parties once such dispute is adjudicated by the Firm.

(i) Refunds and Tax Benefits. Notwithstanding anything to the contrary contained in this Agreement, Tax refunds in respect of Taxes for Pre-Closing Tax Periods and amounts credited against Taxes for Pre-Closing Tax Periods will be applied as an offset or otherwise reduce Losses arising from Indemnified Taxes under Section 7.02(a)(v), to the extent that such Tax refunds or amounts credited against Taxes are actually received by a Buyer Indemnified Party prior to the receipt of payment in respect of such Indemnity Claim; provided, that Tax refunds or amounts credited against Taxes shall not offset such Losses if such Tax refunds or amounts credited against Taxes (A) are included in the calculation of the final Closing Net Working Capital Amount, (B) are or have previously been taken into account in the determination of Indemnified Taxes or (C) have previously been applied as a reduction under this Section 4.13(i)).

(j) UUT Filings. Prior to Closing, the Company shall use its reasonable best efforts to avail itself of the current amnesty period for UUT filings and make payment of the amounts required pursuant to such filings, and to the extent the Company fails to do so, the unpaid UUT Amount shall be treated as a Current Liability for purposes of the calculation of Closing Net Working Capital.

4.14 Section 280G Approval. As soon as reasonably practicable following the date hereof, but in no event later than five Business Days prior to the Closing Date, the Company shall (a) solicit from each Person who has a right to any payments and/or benefits or potential right to any payments and/or benefits, as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “parachute payments” (within the meaning of Code Section 280G and the regulations promulgated thereunder (hereafter, “Section 280G”)) a waiver of such Person’s rights to any such payments and/or benefits (the “Waived 280G Benefits”) applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G); and (b) if a waiver of Section 280G is obtained, solicit, at least three Business Days prior to the Closing Date, the approval of the securityholders of the Company, to the extent and in the manner required under Code Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) and the regulations promulgated thereunder, in order to pay any Waived 280G Benefits. The Company shall provide drafts of such waivers and such securityholder approval materials to Buyer for its review, comment and approval prior to obtaining such waivers and soliciting such approval. The Company shall not pay any of the Waived 280G Benefits if such payment is not approved by the securityholders as contemplated above. Prior to the Closing Date, the Company shall deliver to Buyer evidence that a vote of the securityholders was solicited in accordance with the provisions of this Section 4.14 and that either (x) the requisite number of securityholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”); or (y) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided.

4.15 Shareholder Dividend. Following the date hereof, the Company shall declare and pay a cash dividend if and as may be necessary in such an amount as to cause the total assets of the Company to be less than $14,200,000, as represented on the Company’s regularly prepared balance sheet for the month of October, 2013.

ARTICLE V

CONDITIONS TO THE MERGER

5.01 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Effective Time, of each of the following conditions:

(a) Stockholder Approval. This Agreement, the Merger and the other transactions contemplated hereby shall have been adopted and approved by the Company Written Consent in accordance with the DGCL and the Company’s Organizational Documents and the Company Written Consent shall not have been effectively withdrawn, rescinded or revoked.

(b) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal or (ii) otherwise prohibiting the consummation of the Merger.

5.02 Additional Conditions to Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Buyer and Merger Sub at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that recite they are only made as of an earlier date, in which case they shall be true and correct in all material respects as of such earlier date); provided, that any representation or warranty with a reference to materiality or Material Adverse Effect or similar qualifications shall be true in all respects as of the Closing Date or such earlier date, if applicable.

(b) Performance and Obligations of the Company. The Acquired Companies shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time.

(c) Closing Certificate. The Company shall have delivered a certificate of an executive officer of the Company, dated as of the Closing Date, given by him or her on behalf of the Company and not in his or her individual capacity, to the effect that the conditions set forth in Section 5.02(a) and Section 5.02(b) have been satisfied (the “Company Closing Certificate”).

(d) Officer’s Certificate. The Company shall have delivered a certificate of an authorized officer of the Company, dated as of the Closing Date, given by him or her on behalf of the Company and not in his or her individual capacity certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Company’s Organizational Documents, each as in effect from the date of this Agreement until the Closing Date, and (iii) a copy of the resolutions of the Company Board and the Company Written Consent authorizing and approving the applicable matters contemplated hereunder.

(e) Transaction Documents. The Representative shall have executed and delivered the Escrow Agreement and the Exchange Agent Agreement and such agreements shall remain in full force and effect.

(f) Employment Agreements. Each of the Key Employees shall have entered into an Employment Agreement and such Employment Agreement shall be in full force and effect.

(g) Employee Covenant Agreements and Consent Agreements. Each of the Key Individuals shall have executed and delivered to Buyer the Employee Covenant Agreements (such delivery shall be deemed satisfied upon delivery by the Key Individuals on or prior to the date hereof), and each of the Key Stockholders shall have executed and delivered to Buyer the Consent Agreements (such delivery shall be deemed satisfied upon delivery by the Key Stockholders on or prior to the date hereof).

(h) FIRPTA Certificate. The Company shall have delivered to Buyer (i) a certificate signed by an officer of Company satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that none of the shares of Company Capital Stock are a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder, and (ii) proof reasonably satisfactory to Buyer that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2).

(i) Required Consents. Evidence that all consents from third parties that are set forth on Schedule 4.08 have been obtained in form and substance reasonably satisfactory to Buyer and Merger Sub.

(j) Appraisal Rights. Either Stockholders holding at least 95% of the Company Capital Stock shall have executed a Consent Agreement, or the period for exercising dissenters’ rights in accordance with Section 262 of the DGCL shall have passed and during such period no more than five percent of the outstanding shares of Company Capital Stock (on an as-converted basis) shall have exercised such rights.

(k) Delivery of Notices. The Company shall have provided evidence to Buyer of timely delivery by the Company of all notices and related information required to be delivered (i) to the holders of Company Stock Options as required pursuant to the Company Stock Plan or any applicable stock option or award agreement and (ii) to the holder of the Warrant as required under the terms of the Warrant, in each case, in order to effect the transactions contemplated by this Agreement and the Transaction Documents.

(l) Termination of Company Stock Plan. The Company shall have provided evidence in form and substance reasonably satisfactory to Buyer (with Closing to be conclusive evidence of such determination) as to the termination of all outstanding Company Options and the Warrant (including any necessary consents and approvals) such that at the Effective Time any and all equity incentive plans sponsored or maintained by the Company and its affiliates shall automatically terminate and, except for the payments contemplated hereunder, no Person shall have any right to purchase or receive any equity or payment interest, or right convertible into or exercisable for any equity or payment interest of the Company.

(m) Termination of Certain Agreements. The agreements set forth on Schedule 5.02(m) shall have been terminated effective immediately prior to the Effective Time.

(n) Lien Releases. The Company shall have delivered to Buyer all instruments and documents necessary to release any and all Liens other than Permitted Exceptions, including appropriate UCC financing statement amendments (termination statements).

(o) Pay-off Letters. The Company shall have delivered, no less than three Business Days prior to the Closing Date, (i) pay-off letters or final invoices in respect of the Unpaid Company Transaction Expenses from third-party providers to whom payments are required to be made by any Acquired Company, together with a certificate of the Company setting forth an estimate of the balance of the Unpaid Company Transaction Expenses as of the close of business on the day immediately preceding the Closing Date and (ii) pay-off letters from all holders of Indebtedness to be repaid as of or prior to the Closing, together with a certificate of the Company setting forth an estimate of the balance of all Indebtedness of the Acquired Companies as of the close of business on the day immediately preceding the Closing Date.

(p) Director and Officer Resignations. Buyer shall have received the written resignations and releases of claims to fees or expenses of each of the directors and executive officers of the Acquired Companies in office immediately prior to the Effective Time, each in form and substance reasonably satisfactory to Buyer.

(q) Tail Policy. The Tail Policy shall have been purchased and be ready to be bound on the Closing Date.

(r) Good Standing Certificates. The Company shall have delivered to Buyer a certificate of the Secretary of State of the State of Delaware as to the good standing of the Company as of a date not more than five Business Days prior to the Closing Date.

(s) Intellectual Property Assignment Documents. The Company shall have delivered or caused to have been delivered to Buyer assignments, in form and substance reasonably satisfactory to Buyer, duly executed by each Acquired Company Employee who (i) is currently employed by an Acquired Company, (ii) was involved in the creation of any Acquired Company IP, and (iii) is set forth on Schedule 5.02(s).

(t) Consent Agreements. The Company shall have delivered Consent Agreements executed by holders of at least 75% of the outstanding shares of Company Capital Stock.

(u) Company Balance Sheet. The total assets of the Acquired Companies, taken together, and as represented on the Company’s most recent regularly prepared consolidated balance sheet published prior to the Closing Date, shall be less than $14,200,000.

5.03 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:

(a) Representations and Warranties. The representations of Buyer and Merger Sub contained herein shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that recite they are only made as of an earlier date, in which case they shall be true and correct in all material respects as of such earlier date); provided, that any representations with a reference to materiality or Material Adverse Effect shall be true and correct in all respects as of the Closing Date or such earlier date.

(b) Performance of Obligations of Buyer and Merger Sub. Each of Buyer and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Closing Certificate. Buyer shall have delivered a certificate of an authorized officer, dated as of the Closing Date, given by him or her on behalf of Buyer and Merger Sub and not in his or her individual capacity, to the effect that the conditions set forth in Section 5.03(a) and Section 5.03(b) have been satisfied (the “Buyer Closing Certificate”).

(d) Officers’ Certificate. Buyer and Merger Sub shall have delivered a certificate of an authorized officer, dated as of the Closing Date, given by him or her on behalf of Buyer and Merger Sub and not in his or her individual capacity, certifying as to (i) the incumbency of its officers executing documents executed and delivered in connection herewith, (ii) copies of their respective incorporation documents as in effect as of the Closing Date, and (iii) a copy of the resolutions of their respective boards of directors (and in the case of Merger Sub, the Buyer Written Consent) authorizing and approving the applicable matters contemplated hereunder.

(e) Transaction Documents. Buyer shall have executed and delivered the Escrow Agreement, the Exchange Agent Agreement and such agreements shall remain in full force and effect.

ARTICLE VI

TERMINATION

6.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and the Company;

(b) by Buyer, if (i) the Stockholder Written Consent is not obtained by the Company by 5:00 p.m. Eastern time on the first day following the date of execution of this Agreement, (ii) a Consent Agreement is not delivered by those certain Stockholders who signed the Stockholder Written Consent by 5:00 p.m. Eastern time on the first day following the date of execution of this Agreement, (iii) there has been a material violation or breach by the Company of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such violation has not been waived by Buyer or cured by the Company within ten Business Days after receipt by the Company of written notice thereof from Buyer, or (iv) there has been a violation or breach of any of the representations and warranties contained in ARTICLE II hereof relating to matters occurring after the date of this Agreement which violation(s) and/or breach(es) would have a Material Adverse Effect;

(c) by the Company, if there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of the Company at the Closing and such violation or breach has not been waived by the Company or, with respect to a covenant breach, cured by Buyer within 10 Business Days after receipt by Buyer of written notice thereof by the Company (provided that neither a breach by Buyer of Section 3.05 hereof nor the failure to deliver the Merger Consideration at the Closing (which is deliverable at the Closing) as required hereunder shall be subject to cure hereunder unless otherwise agreed to in writing by the Company);

(d) by either Buyer or the Company at their respective sole discretion if any Governmental Authority shall institute any suit or action challenging the validity or legality, or seeking to restrain the consummation of, the transactions contemplated by this Agreement; or

(e) by either Buyer or the Company if the transactions contemplated hereby have not been consummated by November 30, 2013, provided that neither Buyer nor the Company shall be entitled to terminate this Agreement pursuant to this Section 6.01(e) if such Person’s knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

6.02 Effect of Termination. In the event of a termination of this Agreement by either Buyer or the Company in accordance with Section 6.01, the provisions of this Agreement shall immediately become void and of no further force or effect (other than this Section 6.02, ARTICLE IX and the Confidentiality Agreement which shall survive the termination of this Agreement), and there shall be no liability on the part of Buyer or Company to one another; provided, however, that the foregoing shall not limit the liability of any Person for such Person’s knowing or willful breach of the terms and conditions of this Agreement, if any, prior to such termination.

ARTICLE VII

INDEMNIFICATION

7.01 Survival. The representations and warranties set forth in this Agreement and in any certificates delivered at the Closing in connection with this Agreement shall survive the Closing Date and the consummation of the transactions contemplated hereby subject to the limitations set forth in this ARTICLE VII.

7.02 Indemnification.

(a) Subject to the provisions of this Agreement, including the limitations set forth in this ARTICLE VII and the provisions of Section 4.13, the Equityholders shall, severally and not jointly, indemnify Buyer and Merger Sub and their respective officers, directors, employees, stockholders and agents and each of their respective Affiliates (each, a “Buyer Indemnified Party”) and hold them harmless from and against any and all losses, liabilities, claims, damages, penalties, fines, judgments, awards, settlements, costs, fees and expenses (including reasonable attorneys’ fees) (collectively, “Losses” and individually, a “Loss”) actually suffered or incurred by such Buyer Indemnified Party to the extent arising from:

(i) any inaccuracy or breach of the representations and warranties set forth in ARTICLE II, or in the Company Closing Certificate (taking into account any disclosures made in the Disclosure Schedule but disregarding and without giving effect to all qualifications and exceptions contained herein related to materiality or Material Adverse Effect);

(ii) any breach of any covenant or agreement of the Company or Representative contained herein;

(iii) the failure of any portion of the Transaction Expenses not identified on the certificate required to be delivered pursuant to Section 5.02(o)(i) to be paid at or prior to Closing;

(iv) the failure of any portion of the Indebtedness of the Acquired Companies not identified on the certificate required to be delivered pursuant to Section 5.02(o)(ii) to be paid at or prior to Closing;

(v) Indemnified Taxes;

(vi) any payments required to be made by the Company in excess of the applicable Consideration Share of the Merger Consideration in respect of the Dissenting Shares or disputes with non-consenting Equityholders, and any costs and expenses (including reasonable attorney fees) related to claims arising out of, related to, or in connection with the exercise of appraisal rights under the DGCL;

(vii) any amounts recoverable by Buyer under Section 1.08(e);

(viii) any claim or right asserted by a D&O Indemnified Party involving a right or entitlement or an alleged right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy (under any Acquired Company’s Organizational Documents, this Agreement, any indemnification agreement or similar Contract or otherwise) with respect to any act or omission on the part of such D&O Indemnified Party or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time; and

(ix) any of the matters referred to on Schedule 7.02(a)(ix).

Notwithstanding anything herein to the contrary, (I) other than in respect of Fundamental Claims, the Buyer Indemnified Parties shall not be entitled to seek indemnification pursuant to Section 7.02(a)(i) unless, until and only to the extent that the aggregate amount of all Losses suffered by Buyer Indemnified Parties as a result of such breach(es) exceeds in the aggregate the Deductible, in which case the Buyer Indemnified Parties shall be entitled to indemnification from the Escrow Fund only for such excess; (II) other than in respect of Fundamental Claims, Buyer Indemnified Parties shall not be entitled to any indemnification pursuant to Section 7.02(a)(i) for any amount of indemnifiable Losses in excess of the Escrow Amount (the “Cap”) for which (subject to Section 7.02(d)) the Escrow Fund shall be the sole and exclusive remedy; (III) except for Fundamental Claims based on fraud or willful breach, the Buyer Indemnified Parties shall not be entitled to any indemnification under Section 7.02(a) for any amount of indemnifiable Losses in excess of the Base Purchase Price; (IV) other than in respect of Indemnified Taxes, Buyer Indemnified Parties shall not be entitled to any indemnification for any Losses to the extent a liability with respect to such Losses was specifically reserved against and reflected on the Closing Balance Sheet, unless and solely to the extent that such Liability exceeds the amount of such reserve; (V) no Equityholder shall be liable for or required to indemnify any Buyer Indemnified Party with respect to any Telecommunications Taxes (which Telecommunications Taxes, for the avoidance of doubt, exclude UUT), including pursuant to Section 7.02(a)(i) or Section 7.02(a)(v), and the parties hereto explicitly agree and acknowledge that Buyer shall bear all liability, payments and obligations in connection with any such Telecommunications Taxes, whether incurred during the Pre-Closing Period or otherwise; and (VI) no Equityholder shall be liable for or required to indemnify any Buyer Indemnified Party for claims in excess of the aggregate amount of Merger Consideration actually received by such Equityholder, except where such claim is the direct result of fraud committed by a particular Equityholder, in which case this limitation shall not apply to such fraudulent Equityholder (and only such fraudulent Equityholder).

(b) Subject to the provisions of this Agreement, including the limitations set forth in this ARTICLE VII, Buyer and Merger Sub shall indemnify the Equityholders and their respective officers, directors, employees, stockholders, members, managers, partners and agents and each of their respective Affiliates (each, a “Company Indemnified Party”) and hold them harmless against any Loss actually suffered or incurred by such Company Indemnified Party to the extent arising from:

(i) any inaccuracy or breach by Buyer or Merger Sub of the representations and warranties set forth in ARTICLE III, or in the Buyer Closing Certificate (taking into account any disclosures made in the disclosure schedule delivered by Buyer and Merger Sub to the Company on the date hereof, but disregarding and without giving effect to all qualifications and exceptions contained herein related to materiality or material adverse effect); and

(ii) any breach of any covenant or agreement of Buyer, Merger Sub or the Surviving Corporation contained herein.

Notwithstanding anything herein to the contrary, (I) other than in respect of Fundamental Claims, the Company Indemnified Parties shall not be entitled to seek indemnification with respect to any Loss incurred as a result of a breach of any representations and warranties contained in ARTICLE III unless, until and only to the extent that the aggregate amount of all Losses suffered by Company Indemnified Parties as a result of such breach(es) exceeds in the aggregate the Deductible, in which case the Company Indemnified Parties shall be entitled to indemnification only for such excess; (II) except for Fundamental Claims, Company Indemnified Parties shall not be entitled to any indemnification pursuant to Section 7.02(b)(i) for any amount of indemnifiable Losses in excess of the Cap; and (III) except for any claim under this Agreement based on fraud or willful breach, for which liability is not capped, the Company Indemnified Parties shall not be entitled to any indemnification under Section 7.02(b) for any amount of indemnifiable Losses in excess of the Base Purchase Price.

(c) No Person shall be liable for any claim for indemnification under Sections 7.02(a) or 7.02(b) above unless written notice specifying in reasonable detail the nature of the claim for indemnification is delivered by the Person seeking indemnification (the “Indemnitee”) to the Person from whom indemnification is sought (the “Indemnitors”) (i) within 12 months after the Closing Date with respect to claims for indemnification under Sections 7.02(a)(i) and 7.02(b)(i) other than those relating to Fundamental Claims, and (ii) on or before the 60th day following the expiration of the applicable statute of limitations for all other claims for indemnification hereunder (including, for the avoidance of doubt, with respect to claims for indemnification relating to Fundamental Claims or under Sections 7.02(a)(ii) or 7.02(b)(ii)). Notwithstanding the foregoing, if any Indemnitee makes a claim for indemnification under this ARTICLE VII at any time prior to the applicable Limitation Date, then such claim (and only such claim) shall survive the applicable Limitation Date, solely for purposes of resolving such claim, until such time as such claim is fully and finally resolved. “Limitation Date” shall mean, with respect to any representation or warranty, the date on which a notice of claim relating to such representation or warranty may no longer be delivered pursuant to this Section 7.02(c). It is the express intent of the parties that, if an applicable Limitation Date as contemplated by this Section 7.02(c) is shorter than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 7.02(c) for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

(d) All obligations of the Equityholders to indemnify and hold harmless Buyer Indemnified Parties under this ARTICLE VII shall be satisfied first via payment from the Escrow Fund; provided, however, that, (i) if the amount then held in the Escrow Fund is insufficient to satisfy the entire amount of the Losses determined to be owed to the applicable Buyer Indemnified Parties arising from such breach, then, subject to the limitations in Section 7.02(a), such Buyer Indemnified Parties may seek payment directly from each Equityholder of such Equityholder’s Consideration Share of the amount of such shortfall and (ii) to the extent any amounts are released from the Escrow Fund to any Buyer Indemnified Party with respect to claims for indemnification that are not subject to the Cap, such recovered amounts shall not reduce the amount that Buyer Indemnified Parties may recover with respect to claims for indemnification that are subject to the Cap.

(e) The amount of any Loss of any Buyer Indemnified Party subject to indemnification hereunder or of any claim therefor shall be calculated net of (i) any Tax Benefit actually received by Buyer and its Affiliates (including, for all purposes of this Section 7.02(e), the Surviving Corporation and its Subsidiaries) on account of such Loss and (ii) any insurance proceeds or other recoveries (net of direct collection expenses) actually received by any Buyer Indemnified Party on account of such Loss (including amounts receivable from any third party for indemnification or contribution); provided, however, that in no event shall an Indemnitee be obligated to seek or collect such insurance proceeds or indemnity, contribution or similar payments. It is the intention of the parties that no insurer or third party shall be entitled to any benefit or right it would not be entitled to receive in the absence of this paragraph. For purposes hereof, “Tax Benefit” shall mean any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid absent such Tax Benefit by Buyer and its Subsidiaries (on a consolidated basis, as applicable) within (A) the same Taxable year as the Loss or (B) the previous or succeeding Taxable year as the Loss. In the event that an insurance recovery is made by any Buyer Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection expenses) shall be made promptly to the Representative (for distribution to the Indemnifying Equityholders). Each party hereby waives, to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

(f) All indemnification payments made hereunder shall be treated by all parties as an adjustment to the Merger Consideration for all Tax purposes.

(g) Notwithstanding anything to the contrary contained in this Section 7.02 there shall be no recovery for any Loss by any Buyer Indemnified Party under this Section 7.02, and the Loss shall not be included in meeting the stated thresholds hereunder, to the extent such item has been included in the calculation of the final Closing Net Working Capital Amount.

(h) In no event shall any party hereto or any of its Affiliates have any liability under this Agreement or otherwise in connection with the transactions contemplated hereby for any punitive, exemplary, speculative, or remote and unforeseeable Losses unless such Losses are payable to a third party with respect to a Third Party Claim, for which a Party is seeking indemnification hereunder.

(i) Each Person entitled to indemnification or recovery hereunder shall use its commercially reasonable efforts to take (and shall use its commercially reasonable efforts to cause its Affiliates to take) all reasonable steps (determined without regard to any indemnification or escrow recovery rights, as applicable, of such Person hereunder (i.e., as if such Person had no such rights hereunder)) to mitigate all Losses that are indemnifiable or recoverable hereunder or in connection herewith.

(j) Upon payment in full of any Losses pursuant to Section 7.02 or the payment of any judgment or settlement with respect to a Third Party Claim, the Indemnitor shall be subrogated to the extent of such payment to the rights of the Indemnitee against any Person with respect to the subject matter of such Loss or Third Party Claim. The Indemnitee shall assign or otherwise cooperate with the Indemnitor, at the cost and expense of the Indemnitor, to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement.

(k) Buyer and the Company agree that Buyer shall be the owner of any cash in the Escrow Fund for tax purposes, and that all interest on or other taxable income, if any, earned from the investment of such cash pursuant to the terms of the Escrow Agreement shall be treated for all tax purposes as earned by the Buyer.

7.03 Procedures.

(a) Notice of Losses. Subject to Section 4.13, if an Indemnitee has a claim for indemnification under this ARTICLE VII that may result in a Loss (including any claim relating to a third party claim) (a “Claim”), the Indemnitee shall, after it becomes aware of such claim, promptly give written notice thereof (a “Claim Notice”) to Buyer (if the Indemnitee is a Company Indemnified Party) or Representative (if the Indemnitee is a Buyer Indemnified Party). A Claim Notice must describe the facts and circumstances of the Claim in reasonable detail, and indicate the amount (estimated, as necessary and to the extent feasible) of the Loss that has been or may be suffered by the applicable Indemnitee and include copies of all available written documentation and summaries of all oral information relating to such Claim. No delay in or failure to give a Claim Notice by the Indemnitee to Buyer or Representative, as the case may be, pursuant to this Section 7.03(a) will relieve Indemnitor of its obligations hereunder to indemnify the applicable Indemnitee except to the extent that they are materially prejudiced thereby; provided, however, that no Indemnitee shall have any claim for indemnification pursuant to this Agreement in respect of any Claim Notice delivered on or after the applicable Limitation Date. Following the delivery of a Claim Notice, the recipient thereof and its representatives and agents shall be given all such access (including electronic access, to the extent available) as they may reasonably require to the books and records of the Surviving Corporation and access to such personnel or representatives of the Surviving Corporation and Buyer, including but not limited to the individuals responsible for the matters that are subject of the Claim Notice, as they may reasonably require for the purposes of investigating or resolving any disputes or responding to any matters or inquiries raised in the Claim Notice. Buyer (if the Indemnitee is a Company Indemnified Party) or Representative (if the Indemnitee is a Buyer Indemnified Party) shall respond to the Indemnitee (a “Indemnitor Response”) within 45 days (the “Response Period”) after the receipt of the Claim Notice. Any Indemnitor Response must specify whether or not Indemnitor disputes the Claim described in the Claim Notice.

(b) No Dispute of Claim. If Buyer (if the Indemnitee is a Company Indemnified Party) or Representative (if the Indemnitee is a Buyer Indemnified Party) delivers an Indemnitor Response and accepts the Claim described in such Claims Notice, or if no Indemnitor Response is delivered within the Response Period, then (subject to the limitations set forth in this Agreement, including this ARTICLE VII) the amount of Losses alleged in such Claim Notice will conclusively be deemed an obligation of Indemnitor, and (i) Buyer (if the Indemnitee is a Company Indemnified Party) shall pay or cause to be paid, in cash, to the Indemnitee, within five days after the date that the Indemnitor Response is sent by Buyer, or within five days following the expiration of the Response Period, if no Indemnitor Response is delivered within the Response Period, the amount specified in the Claim Notice, or (ii) Representative (if the Indemnitee is a Buyer Indemnified Party) and Buyer shall deliver a joint written instruction to the Escrow Agent within five days after the date that the Indemnitor Response is sent by representative, or within five days following the expiration of the Response Period, if no Indemnitor Response is delivered within the Response Period, setting forth such agreement and instructing the Escrow Agent to pay to Buyer, for distribution to the applicable Indemnitee(s), from the then remaining Escrow Funds the amount specified in the Claim Notice. If the amount that the Company Indemnified Parties are obligated to pay Buyer pursuant to Section 7.03(b)(ii) is in excess of any remaining Escrow Funds, then Buyer shall promptly notify each Equityholder of such Claim, and each Equityholder shall be required to pay to Buyer, for distribution to the applicable Indemnitee(s), such Equityholder’s Consideration Share of such amount in excess of any remaining Escrow Funds within five Business Days of receipt of such notice, subject to the limitations contained in this ARTICLE VII.

(c) Resolution of Dispute of Claim. If Buyer (if the Indemnitee is a Company Indemnified Party) or Representative (if the Indemnitee is a Buyer Indemnified Party) delivers an Indemnitor Response within the Response Period indicating that it disputes one or more of the matters identified in the Claim Notice, Buyer and Representative shall promptly meet and use their commercially reasonable efforts to settle the dispute. If Buyer and Representative are unable to reach agreement within 30 days after the conclusion of the Response Period, then the dispute will be resolved in accordance with Section 9.08. If Buyer and Representative are able to reach agreement within 30 days after the conclusion of the Response Period, then the amount of Losses agreed upon by Buyer and Representative will conclusively be deemed an obligation of the Indemnitor, and (i) Buyer (if the Indemnitee is a Company Indemnified

Party) shall pay or cause to be paid, in cash, to the Indemnitee, within five days after the date of such determination, the amount specified in the Claim Notice, or (ii) Representative (if the Indemnitee is a Buyer Indemnified Party) and Buyer shall deliver a joint written instruction to the Escrow Agent within five days after the date of such determination, setting forth such agreement and instructing the Escrow Agent to pay to Buyer, for distribution to the applicable Indemnitee(s), from the then remaining Escrow Funds the amount specified in the Claim Notice. If the amount that the Company Indemnified Parties are obligated to pay Buyer pursuant to Section 7.03(c)(ii) is in excess of any remaining Escrow Funds, then Buyer shall promptly notify each Equityholder of such Claim, and each Equityholder shall be required to pay to Buyer, for distribution to the applicable Indemnitee(s), such Equityholder’s Consideration Share of such amount in excess of any remaining Escrow Funds within five Business Days of receipt of such notice, subject to the limitations contained in this ARTICLE VII.

(d) Releases From Escrow Fund. Notwithstanding anything to the contrary in this Agreement, if an Indemnity Claim results in a payment obligation to a Buyer Indemnified Party, the Buyer and the Representative shall deliver to the Escrow Agent, within five days of the determination that the Buyer Indemnified Party is entitled to such payment (a “Claim Amount”), a written notice executed by both parties instructing the Escrow Agent to distribute to the Buyer (i) such number of Escrow Shares as have an aggregate Value equal to the Stock Percentage of the amount determined Claim Amount, and (ii) cash equal to the Cash Percentage of the Claim Amount. For purposes of this ARTICLE VII, the “Value” of any Escrow Shares delivered in satisfaction of an Indemnity Claim shall be the Average Price (subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Buyer Common Stock after the Closing), multiplied by the number of such Escrow Shares. Within three Business Days after the first anniversary of the Closing Date, Buyer and Representative shall deliver a joint written instruction to the Escrow Agent authorizing the Escrow Agent to release from the Escrow Fund to the Exchange Agent for distribution within five Business Days thereafter to the Equityholders, the amount, if any, by which the aggregate amount remaining in the Escrow Fund as of such date exceeds the aggregate amount of all Unresolved Claims.

(e) Opportunity to Defend Third Party Claims. Subject to Section 4.13(g), promptly after the assertion by any third party of any claim (a “Third Party Claim”) against any Indemnitee that results or may result in the incurrence by such Indemnitee of any Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee shall promptly (and, in any event, within five Business Days after receiving notice of such Third Party Claim) deliver a Claim Notice relating to such Third Party Claim to the Indemnitors. Indemnitor has the right, exercisable by written notice to Buyer or Representative, as applicable, within 30 days of after receipt of the applicable Claim Notice, to assume, conduct and control the defense of such Third Party Claim at any time with counsel selected by the Indemnitor; provided, that (i) the Indemnitor must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard, (ii) the Indemnitor shall have acknowledged in writing to the Indemnitee its unqualified (subject, if applicable, to the Deductible) obligation to indemnify the Indemnitee, (iii) no applicable limitation (other than, if applicable, the Deductible) would serve to limit the obligation of the Indemnitor to indemnify the Indemnitee for any Losses which would be reasonably anticipated to result from such Third Party Claim were it successful and (iv) the Indemnitor can be reasonably anticipated to have the financial wherewithal (including as a result of any monies in the Escrow Fund) to indemnify the Indemnitee if the Third Party Claim is successful. If the Indemnitor has assumed such defense as provided in this Section 7.03(e), the Indemnitor will not be liable for any legal expenses subsequently incurred by any Indemnitee in connection with the defense of such Third Party Claim. If the Indemnitor does not assume the defense of any Third Party Claim in accordance with this Section 7.03(e), the Indemnitee may continue to defend such Third Party Claim (and, subject to the limitations set forth in this ARTICLE VII, the Indemnitor shall reimburse the Indemnitee for the reasonable expenses of defending such claim upon submission of periodic bills) and the Indemnitor may still participate in, but not control, the defense of such Third Party

Claim at the Indemnitor’s sole cost and expense. The Indemnitee shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim, without the prior written consent of the Indemnitor (such consent not to be unreasonably withheld or delayed). Except with the prior written consent of the Indemnitee (such consent not to be unreasonably withheld or delayed), no Indemnitor, in the defense of any Third Party Claim, will consent to the entry of any judgment or enter into any settlement that (A) provides for injunctive or other nonmonetary relief affecting the Indemnitee or (B) does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnitee of a release from all liability with respect to such claim or litigation. In any such Third Party Claim, the party responsible for the defense of such Third Party Claim (the “Responsible Party”) shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such Third Party Claim, including, without limitation, all settlement negotiations and offers. With respect to a Third Party Claim for which the Representative is the Responsible Party, Buyer shall use its commercially reasonable efforts to make available to Representative and its representatives all books and records of Buyer and the Surviving Corporation relating to such Third Party Claim and shall cooperate with Representative in the defense of the Third Party Claim.

(f) Settlement. The Responsible Party shall promptly notify the other party of each settlement offer with respect to a Third Party Claim. Such other party shall promptly notify the Responsible Party whether or not such party is willing to accept the proposed settlement offer. If any such settlement offer is made to any claimant and rejected by such claimant, the amount payable to an Indemnitee with respect to such claim will not be limited to the amount of such settlement offer but will remain subject to all other limitations set forth in this Agreement. If the Indemnitor makes any payment hereunder on any Third Party Claim, the Indemnitor shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnitee to any insurance benefits or other claims of the Indemnitee with respect to such Third Party Claim.

7.04 Limitation of Recourse.

(a) Following the Closing, except for claims based on fraud or willful breach, and except as contemplated in Section 9.11, the indemnification provided by Section 7.02(a) shall be the sole and exclusive remedy for any Losses of the Buyer Indemnified Parties with respect to any and all claims relating to the subject matter of this Agreement or any other breach of this Agreement.

(b) Following the Closing, except for claims based on fraud or willful breach, and except as contemplated in Section 9.11, the indemnification provided by Section 7.02(b) shall be the sole and exclusive remedy for any Losses of the Company Indemnified Parties with respect to any and all claims relating to the subject matter of this Agreement or any other breach of this Agreement.

(c) In connection with Buyer’s investigation of the Company, certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information for such fiscal year and succeeding fiscal years have been Made Available to Buyer, Merger Sub and Buyer’s Representatives. Buyer and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer and Merger Sub are familiar with such uncertainties, that Buyer and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). Accordingly, neither the Company nor any Equityholder makes any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and no Buyer Indemnified Party shall have any claim against the Equityholders or any other Person with respect thereto; provided, however, that such estimates, forecasts, budgets, plans and projections are prepared in good faith and based on reasonable assumptions using the most currently available information.

ARTICLE VIII

DEFINITIONS

8.01 Definitions. Whenever used in this Agreement, the following terms and phrases have the following respective meanings:

“Accredited Investor” means an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

“Action” or “Actions” means any lawsuit, legal proceeding, administrative enforcement proceeding, arbitration proceeding, mediation or audit, inquiry, assessment, hearing, litigation, suit (whether civil, criminal, administrative, judicial, or investigative, whether at law or in equity and whether public or private) or similar matter commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator or any other Person.

“Acquired Companies” means the Company and the Subsidiaries of the Company, collectively, and “Acquired Company” means any one of the Acquired Companies.

“Acquired Company Contract” means any Contract (a) to which an Acquired Company is a party, (b) by which an Acquired Company or any of its assets is or may become bound or under which an Acquired Company has, or may become subject to, any obligation or (c) under which an Acquired Company has or may acquire any right or interest.

“Acquired Company Data” means all data contained in any databases owned, purported to be owned, or under the control of the Acquired Companies (including any and all Trade Secrets, User Data, and listings and other content displayed or distributed on or through any Acquired Company Web Site or Acquired Company Software) and all other information, data and compilations thereof used by, or necessary to the business of, the Acquired Companies.

“Acquired Company Employee” means any current or former director, officer, employee, independent contractor, consultant, or advisor of any of the Acquired Companies or any Affiliate of any of the Acquired Companies.

“Acquired Company IP” means (a) all Intellectual Property and Intellectual Property Rights in which any of the Acquired Companies has (or purports to have) an ownership interest, exclusive license, exclusive covenant not to assert (benefitting any Acquired Company), or similar exclusive right in any field or territory and (b) all Intellectual Property and Intellectual Property Rights embodied in or applicable to each Acquired Company Product.

“Acquired Company IP Contract” means any Contract (a) to which any of the Acquired Companies is or was a party, or by which any of the Acquired Companies or any Acquired Company IP is or was bound, that contains any assignment or license in, to, or under any Acquired Company IP, or any covenant not to assert any Acquired Company IP or (b) under which any of the Acquired Companies has any right, title, or interest in any Intellectual Property or Intellectual Property Rights.

“Acquired Company IT Systems” means all information technology and computer systems (including Computer Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of the Acquired Companies.

“Acquired Company Product” means each of the products, services, and Computer Software (including mobile phone and tablet applications) that have been or are currently being developed, marketed, distributed, made available, licensed, sold, offered, or provided by any Acquired Company, each Acquired Company Web Site, and the Acquired Company Data.

“Acquired Company Privacy Policy” means each external or internal, past or present privacy policy of any Acquired Company, including any policy relating to (a) the privacy of users of any Acquired Company Web Site or Acquired Company Software, (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data, or (c) any employee information.

“Acquired Company Software” means Computer Software (including web sites, smartphone or tablet applications, HTML code, and firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed, made available, or sold by any Acquired Company (excluding any “off-the-shelf” third party Computer Software that is non-exclusively licensed to the Acquired Companies on generally available, standard commercial terms for an aggregate license fee or royalty of no more than $10,000, is not distributed by any Acquired Company, is not incorporated into, or used in the development, testing, distribution, delivery, maintenance or support of, any product or service of any Acquired Company, and is not otherwise material to business of any Acquired Company (“COTS”)).

“Acquired Company Web Site” means any public or private web site owned, maintained, or operated at any time by or on behalf of any of the Acquired Companies, including the web site(s) at www.vocalocity.com.

“Acquisition Proposal” means with respect to any Acquired Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Buyer or any of its Affiliates or Buyer’s Representatives), or any public announcement by any Acquired Company of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving (a) any acquisition or purchase from any Acquired Company, or from the equityholders of any Acquired Company, by any Person or group, of more than a fifteen percent interest in the total outstanding voting securities of an Acquired Company or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent or more of the total outstanding voting securities of an Acquired Company, or any merger, consolidation, business combination or similar transaction involving an Acquired Company, (b) any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition, or disposition of more than fifteen percent of the consolidated assets of the Acquired Companies in any single transaction or series of related transactions (other than in the ordinary course of business), (c) any liquidation, dissolution, recapitalization or other significant corporate reorganization of any Acquired Company, or (d) any extraordinary dividend or distribution of non-cash assets or property involving any Acquired Company.

“Additional WC Adjustment” means an amount equal to the sum of (a) 33.6% of the Company’s deferred revenue set forth on the Closing Balance Sheet, (b) the average of the Company’s deposit-in-transit as of the last date of each of the six calendar months prior to Closing, (c) the Taxes collected from customers but not yet remitted to Taxing authorities, net of contingent liabilities, each as set forth on the Closing Balance Sheet and (d) $2,000,000 (which is the amount agreed by and between Buyer and the Company to cover the Company’s liability for Telecommunications Taxes in excess of accrued Taxes, other than UUT) (none of which Telecommunications Taxes in excess of accrued Taxes, other than UUT, shall be treated as a Current Liability), in each case, determined in accordance with GAAP and as applied in the illustrative example set forth on Schedule 8.01(a).

“Affiliates” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Aggregate Preferred Liquidation Amount” means the sum of the Preferred Share Liquidation Amount payable in respect of all Preferred Shares.

“Aggregate Residual Amount” means the Closing Consideration plus the Escrow Amount plus the Working Capital Escrow plus the Escrow Expense Fund minus the Aggregate Preferred Liquidation Amount.

“Aptela Acquisition Agreement” means that certain Agreement and Plan of Merger by and among Aptela, Inc., Aptela Acquisition Company, Inc. and the Company, dated as of August 10, 2011.

“Available Cash” means the Merger Consideration minus the Aggregate Option Payment minus the Stock Consideration.

“Average Price” means the average of the closing price per share of the Buyer Common Stock on the New York Stock Exchange, as reported by the New York Stock Exchange, on each of the 20 Business Days immediately preceding the date hereof.

“Base Purchase Price” means $130,000,000.

“Business Day” means a day on which banks are open in Atlanta, Georgia.

“Buyer Common Stock” shall mean the shares of common stock, $.001 par value per share, of the Buyer.

“Buyer Fundamental Representations” means the representations and warranties contained in Sections 3.01 (Existence; Good Standing; Authority; Execution), 3.04 (Brokerage) and 3.06 (Formation and Ownership of Merger Sub; No Prior Activities).

“Cash Percentage” means a percentage calculated by dividing the Available Cash by the sum of the Available Cash and the Stock Consideration.

“Certificate of Incorporation” means the certificate of incorporation of the Company as in effect prior to the Effective Time.

“Closing Net Working Capital Amount” means (a) the difference between (i) the Company’s Current Assets as of the Closing Date, and (ii) the Company’s Current Liabilities as of the Closing Date less (b) the Additional WC Adjustment.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means the Common Stock and the Preferred Stock.

“Company Fundamental Representations” means the representations and warranties set forth in Sections 2.01 (Existence; Good Standing; Authority; Execution), 2.02 (Capitalization), 2.03 (Subsidiaries), 2.12 (Tax) and 2.15 (Brokerage), in each case subject to Section 2.26.

“Company Stock Plan” means the Vocalocity, Inc. 2007 Stock Incentive Plan, as amended.

“Computer Software” means computer software, data files, source and object codes, APIs, tools, user interfaces, manuals and other specifications and documentation and all know-how relating thereto.

“Consideration Share” means, with respect to any Stockholder, the fraction obtained by dividing such Equityholder’s Total Consideration by the Merger Consideration.

“Contracts” means all written or oral contracts, leases, licenses, commitments, letters of understanding or undertakings, or other agreements (including any amendments and other modifications thereto) (other than purchase orders and sale orders entered into in the ordinary course of business), to which any Acquired Company is a party or by which any assets of any Acquired Company are bound or subject.

“Current Assets” means the Company’s current assets as of the Closing Date (including the deferred NETX phone asset, accounts receivable, net of bad debt allowance, and prepaid expenses, but excluding cash and cash equivalents), determined in accordance with GAAP, as applied in the preparation of the Financial Statements and as applied in the illustrative example set forth on Schedule 8.01(a).

“Current Liabilities” means the Company’s current liabilities as of the Closing Date (including accounts payable, accrued expenses (including legal and accounting expenses and accrued wages and benefits), accrued Taxes (including Taxes collected from customers but not yet remitted to Taxing authorities, net of contingent liabilities but subject to Section 4.13(j)) and deferred rent, but excluding Closing Date Indebtedness, accrued management bonuses and deferred revenue), determined in accordance with GAAP, as applied in the preparation of the Financial Statements and as applied in the illustrative example set forth on Schedule 8.01(a) and taking into account the agreement described in the parenthetical in clause (d) of the definition of Additional WC Adjustment.

“Data Room” means the virtual data room prepared and maintained by the Company in connection with the transactions contemplated by the Agreement at https://services.intralinks.com/.

“Deductible” means 0.5% of the Base Purchase Price.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Limitations” shall mean limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally from time to time in effect or general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

“Environmental Law” means any Laws of any Governmental Authority relating to pollution, protection of the environment, natural resources human health and safety as related to environmental matters or the generation, manufacture, management, handling, storage, transportation, treatment, disposal, release of or exposure to Hazardous Substances.

“Equityholder” means each holder of Company Capital Stock, Company Options or the Warrant.

“Escrow Amount” means an amount equal to 9% of the Base Purchase Price.

“Escrow Cash-in-Lieu” means the product of (x) the Escrow Amount attributable to Non-Qualifying Holders and (y) 100% minus the Cash Percentage.

“Escrow Expense Fund” means an amount in cash equal to $130,000.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fully Diluted Equity Number” means the sum, without duplication, of (a) the number of shares of Common Stock that were issuable upon conversion of Preferred Stock issued and outstanding immediately prior to the Effective Time (including Dissenting Shares), plus (b) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (including Dissenting Shares), plus (c) the number of shares of Common Stock that were issuable upon exercise of vested Company Options that are not Out-of-the-Money immediately prior to the Effective Time, plus (d) the number of shares of Common Stock issuable upon conversion of Series B-2 Preferred Shares that are issuable upon exercise of the Warrant, to the extent the Warrant is not exercised prior to the Effective Time, minus (e) the aggregate number of shares of Company Capital Stock, if any, to be cancelled at the Effective Time pursuant to Section 1.06(b).

“Fundamental Claim” means an indemnification claim based on (i) breach of a Buyer Fundamental Representation or Company Fundamental Representation, (ii) Indemnified Taxes, or (iii) fraud or willful breach.

“GAAP” means the United States generally accepted accounting principles as in effect from time to time, applied on a basis consistent with the Company’s most recent fiscal year end consolidated financial statements.

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

“Governmental Consent” means any consent, approval, authorization, qualification, waiver, registration or notification required to be obtained from, filed with or delivered to a Governmental Authority in connection with the consummation of the transactions provided for in this Agreement.

“Hazardous Substances” means any material, chemical, waste or substance that is defined as a “pollutant” or “contaminant” or hazardous, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, or mutagenic under Environmental Law, including, but not limited to, asbestos, polychorinated biphenyls and petroleum and its by-products.

“Indebtedness” of any Person means and includes, without duplication, any liability of such Person for outstanding amounts relating to (a) borrowed money, (b) obligations evidenced by any note, bond, debenture, mortgage or other debt instrument, debt security or other similar instrument for the payment of which such Person is responsible or liable (in each case, including the current portion thereof and any accrued interest), (c) deferred rent, (d) obligations for the deferred purchase price of property or services, (e) obligations under conditional sale or other title retention agreements, (f) all obligations with respect to interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements, gas/utility supply agreements or other interest, utility or exchange rate hedging agreements or arrangements, (g) obligations related to leases required to be capitalized in accordance with GAAP (h) obligations secured by a Lien on assets or properties of such Person (other than a Permitted Lien), (i) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties (including under a letter of credit, surety bond, performance bond or other instrument), (j) with respect to any indebtedness, obligation, claim or liability of a type described in clauses (a) through (i) above, all accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties, fees, termination costs expenses and other monetary obligations with respect to any of the foregoing as if such amounts were paid on the date of determination or (k) with respect to any indebtedness, obligation, claim or liability of a type described in clauses (a) through (j) above for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise.

“Indemnified Taxes” means any (a) liability for Taxes imposed on any Acquired Company, or for which any Acquired Company becomes liable, attributable to a Pre-Closing Tax Period, (b) obligation of any Acquired Company attributable to a Pre-Closing Tax Period, to indemnify or otherwise assume or succeed to the Tax liability of any other Person by Law, by Contract or otherwise, (c) liability for Taxes under Treasury Regulation Section 1.1502-6 (or any similar provision of Law) by reason of an Acquired Company having been a member of a consolidated, combined, unitary or aggregate group for Tax purposes at any time prior to the Closing, and (d) liability for Taxes imposed on any Acquired Company, or for which any Acquired Company becomes liable, attributable to UUT (but solely such UUT liabilities which are attributable to Pre-Closing Tax Periods); provided, however, that Indemnified Taxes shall not include Taxes accrued in the calculation of Current Liabilities on the Closing Balance Sheet.

“Intellectual Property” means algorithms, application programming interfaces (“APIs”), apparatus, data, data collections and databases, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, domain names, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the Laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) Trademark rights and similar rights; (c) Trade Secret rights and similar rights; (d) Patent and industrial property rights and similar rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, reversions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above.

“Junior Preferred Liquidation Amount” for any Person owning Junior Preferred Shares, means an amount equal to $0.742812591 multiplied by the total number of Junior Preferred Shares owned by such Person plus all accrued and unpaid dividends on such Junior Preferred Shares as of the Closing Date as determined in accordance with the Certificate of Incorporation.

“Key Employees” means the persons set forth on Schedule 8.01(b).

“Key Individuals” means the persons set forth on Schedule 8.01(c).

“Key Stockholders” means the persons set forth on Schedule 8.01(d).

“Knowledge” With respect to the representations and warranties of the Acquired Companies set forth herein which are made subject to the qualification “to the Knowledge of the Company,” or other qualification of similar import, the Acquired Companies shall be deemed to have Knowledge of any matter, fact, or thing that is, as of the date hereof or as of the Closing Date, actually known to Wain Kellum, Patrick Clark, Aaron Charlseworth, Jonathan Alexander, Kyle Johnson, Liam McElhone or Cindy Tierney, in each case, after due inquiry of employees directly reporting to such Person with responsibility for such matters.

“Law” means any law, statute, code, regulation, rule or ordinance of a Governmental Authority.

“Lien” means any charge, claim, lien, pledge, security interest or other encumbrance on ownership.

“Made Available” A document or other item of information shall be deemed to have been “Made Available” only if (a) such document or other item of information was, prior to the execution of the Agreement, included (in the appropriate location) in, and properly categorized and indexed in, the Data Room, and (b) Buyer’s Representatives had full access to such document or other item throughout such period; provided, that with respect to any such document or other item of information included in the Data Room within the 24 hours prior to the execution of this Agreement, the Company or its counsel has provided an e-mail to Buyer’s counsel either (x) within one hour of its being included therein or (y) at least four hours prior to such execution, alerting such counsel to its inclusion in the Data Room.

“Management Preferred Liquidation Amount” for any Person owning Management Preferred Shares, means an amount equal to $1.00 multiplied by the total number of Management Preferred Shares owned by such Person.

“Material Adverse Effect” means (a) an effect that is materially adverse to the business, financial condition or results of operations of the Acquired Companies taken as a whole, or (b) any effect which would prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated hereunder or to perform its obligations hereunder; provided, that any adverse change, event, development, or effect arising from or relating any of the following shall not be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect with respect to clause (a) above: (i) general business, financial or economic conditions, including changes in conditions generally applicable to businesses in the same or similar industries as the Acquired Companies, to the extent that such conditions do not disproportionately affect the Acquired Companies, taken as a whole; (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, to the extent that such conditions do not disproportionately affect the Acquired Companies, taken as a whole; (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent that such conditions do not disproportionately affect the Acquired Companies, taken as a whole; (iv) changes (or proposed changes) in, or the interpretation of, GAAP; (v) changes (or proposed changes) in, or the interpretation of, Laws; or (vi) the announcement of this Agreement or the transactions contemplated hereby.

“Non-Qualifying Holder” means a holder of Company Capital Stock who has not, at least two Business Days prior to Closing, delivered to the Buyer and the Company an Investment Representation Letter substantially in the form attached hereto as Exhibit H.

“Open Source Code” means any Computer Software that is distributed under “open source” or “free software” terms, including any Computer Software distributed under the GPL, LGPL, AGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Computer Software distributed under any terms that: (a) impose a requirement or condition that the licensee under such terms grant a license under or refrain from asserting or enforcing any of its Patent rights or that such Computer Software or any modification or derivative work of such Computer Software or part thereof (i) be disclosed or distributed in source code form, (ii) be licensed for making modifications or derivative works, or (iii) be redistributable at no or nominal charge; or (b) impose any other limitation, restriction, or condition on the right or ability of any licensee of such Computer Software to use or distribute such Computer Software or any modification or derivative work of such Computer Software or part thereof.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Authority.

“Organizational Documents” means, with respect to a corporation, the certificate or articles of incorporation and bylaws and, with respect to a limited liability company, the certificate or articles of formation and operating agreement.

“Out-of-the-Money” means, with respect to any Company Option or the Warrant, that the exercise price per share of Common Stock subject to such Company Option or underlying such Warrant is more than the Per Share Residual Amount.

“Patents” means patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisional, and continued prosecution applications, and all patents issuing thereon), reissues, reexaminations, substitutes, and extensions of any of the foregoing, patent or invention disclosures, registrations, applications for registrations and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.

“Per Share Residual Amount” means the cash amount determined by dividing (a) the sum of the Aggregate Residual Amount plus the Aggregate Option Exercise Price plus the Warrant Exercise Price by (b) the Fully Diluted Equity Number.

“Permit” means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Authority.

“Permitted Liens” means (a) statutory liens for Taxes (i) not yet due or delinquent or (ii) the validity or amount of which is being contested in good faith by appropriate proceedings; provided, that in the case of clause (ii), adequate reserves in accordance with GAAP have been established therefor and are reflected on the Company Financial Statements; (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the Company Financial Statements in accordance with GAAP; (c) pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); and (d) with respect to the Leased Real Property (I) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest, (II) any Liens that would be set forth in any title policies, endorsements, title commitments, title certificates and/or title reports and any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, (III) minor encroachments including but not limited to foundations and retaining walls, (IV) standard survey and title exceptions, (V) variations, if any, between tax lot lines and property lines, and (VI) deviations, if any, of fences or shrubs from designated property lines; provided, however, that none of the foregoing described in clause (d) will individually or in the aggregate materially impair the continued use and operation of the property to which they relate in the business of the Acquired Companies.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Personal Data” means a natural person’s name, age, gender, street address, telephone number, e-mail address, photograph, fingerprint or other biometric data, social security number, driver’s license number, passport number, customer or account number, marital status, health, economic status, professional training, personal beliefs, opinions or any other piece of information that allows the identification of a natural person.

“Post-Closing Tax Periods” means any taxable period (or portion of any Straddle Period) beginning after the Closing Date.

“Pre-Closing Tax Periods” means any taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the day on the Closing Date.

“Preferred Share” means each share of Preferred Stock that is issued and outstanding as of the Closing Date.

“Preferred Share Liquidation Amount” means (a) with respect to the Series A Preferred Shares, the Series A Liquidation Amount, (b) with respect the Series B-1 Preferred Shares, the Series B-1 Liquidation Amount, (c) with respect to the Series B-2 Preferred Shares, the Series B-2 Liquidation Preference, (d) with respect to the Series B-3 Preferred Shares, the Series B-3 Liquidation Amount, (e) with respect to the Series B-4 Preferred Shares, the Series B-4 Liquidation Amount, (f) with respect to the Series B-5 Preferred Shares, the Series B-5 Liquidation Amount, (g) with respect to the Management Preferred Shares, the Management Preferred Liquidation Amount, and (h) with respect to the Junior Preferred Shares, the Junior Preferred Liquidation Amount.

“Qualifying Holder” shall mean a holder of Company Capital Stock who has, at least three Business Days prior to Closing, delivered to the Buyer and the Company an Investment Representation Letter substantially in the form attached hereto as Exhibit H pursuant to which such holder has represented among other things, that it is an Accredited Investor.

“Registered IP” means all Intellectual Property Rights that are registered, filed, issued or granted under the authority of, with or by any Governmental Authority (or other registrar in the case of domain names), including all Patents, registered copyrights, registered Trademarks, domain names, and all applications for any of the foregoing.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series A Liquidation Amount” for any Person owning Series A Preferred Shares, means an amount equal to $0.3737 multiplied by the total number of Series A Preferred Shares owned by such Person plus all accrued and unpaid dividends on such Series A Preferred Shares as of the Closing Date as determined in accordance with the Certificate of Incorporation.

“Series B-1 Liquidation Amount” for any Person owning Series B-1 Preferred Shares, means an amount equal to $0.2717 multiplied by the total number of Series B-1 Preferred Shares owned by such Person plus all accrued and unpaid dividends on such Series B-1 Preferred Shares as of the Closing Date as determined in accordance with the Certificate of Incorporation.

“Series B-2 Liquidation Amount” for any Person owning Series B-2 Preferred Shares, means an amount equal to $0.2717 multiplied by the total number of Series B-2 Preferred Shares owned by such Person plus all accrued and unpaid dividends on such Series B-2 Preferred Shares as of the Closing Date as determined in accordance with the Certificate of Incorporation.

“Series B-3 Liquidation Amount” for any Person owning Series B-3 Preferred Shares, means an amount equal to $0.2717 multiplied by the total number of Series B-3 Preferred Shares owned by such Person plus all accrued and unpaid dividends on such Series B-3 Preferred Shares as of the Closing Date as determined in accordance with the Certificate of Incorporation.

“Series B-4 Liquidation Amount” for any Person owning Series B-4 Preferred Shares, means an amount equal to $0.4356 multiplied by the total number of Series B-4 Preferred Shares owned by such Person plus all accrued and unpaid dividends on such Series B-4 Preferred Shares as of the Closing Date as determined in accordance with the Certificate of Incorporation.

“Series B-5 Liquidation Amount” for any Person owning Series B-5 Preferred Shares, means an amount equal to $0.4987 multiplied by the total number of Series B-5 Preferred Shares owned by such Person plus all accrued and unpaid dividends on such Series B-5 Preferred Shares as of the Closing Date as determined in accordance with the Certificate of Incorporation.

“Stock Consideration” means $25,000,000.

“Straddle Period” means any Taxable period commencing on or before the Closing Date and ending after the Closing Date.

“Subsidiary,” when used with respect to any Person, means any entity of which more than 50% of the effective voting power or equity interests of such entity is directly or indirectly owned by such Person.

“Target Net Working Capital Amount” means $negative (-) 4,933,945.

“Tax” or “Taxes” means (a) any taxes based upon, measured by, or relating to net income, alternative or add-on minimum, gross income, estimated income, gross receipts, sales, use, USF, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profits, customs duty, escheat and unclaimed property obligations or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority responsible for the imposition of any such tax (domestic or foreign), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person whether by Law, Contract or otherwise.

“Tax Returns” means any return, declaration, report, notice, form, claim for refund, information return or other document (including amended returns and any related or supporting schedules, statements or information) filed or required to be filed with any Governmental Authority, or maintained, or required to be maintained, in connection with the determination, assessment or collection of any Tax or the administration of any Tax Laws.

“Telecommunications Tax” means with respect to the Company, all Federal, state and local or foreign Taxes, payments, registration fees, sales taxes, utility taxes, regulatory fees and surcharges, service fees including universal service fees, and any costs or charges related to any of the foregoing, that are (i) required to be paid by the Company, (ii) required to be collected by the Company from its customers, or (iii) for which the Company may be made liable to a Governmental Authority, in any case by reason of or related to the Company’s provision of or charges to its customers for services or products in the field of telecommunications (or use of any information or data derived from or related to such services or products), together with any interest and any penalties or ancillary or administrative payments, additions to tax or additional amounts imposed by any Governmental Authority on such Person with respect to the foregoing items; provided, that, UUT shall not be considered a Telecommunications Tax for the purposes of this definition.

“Total Buyer Shares” means the Stock Consideration divided by the Average Price.

“Total Consideration” means, with respect to any Equityholder, the portion of the Merger Consideration received by such Equityholder or to which such Equityholder is entitled pursuant to the Merger as of the Effective Time. In no event shall the Total Consideration of all Equityholders exceed 100% of the Merger Consideration.

“Trademarks” means trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers (in each case whether or not registered) and any registrations, applications, renewals and extensions of each of the foregoing and all goodwill associated with each of the foregoing.

“Trade Secrets” means trade secrets and confidential information, including all source code, documentation that is not generally available to the public, know how, processes, technology, formulae, customer lists, confidential business and marketing plans, inventions (whether or not patentable) and confidential marketing information.

“Transaction Documents” means the Escrow Agreement, the Exchange Agent Agreement, the Consent Agreements, the Letter of Transmittal, the Investment Representation Letter and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means (a) all outstanding legal, financial advisory, investment banking, accounting and other fees and expenses incurred by any Acquired Company in connection with the negotiation and the consummation of the transactions contemplated by this Agreement, including those expenses which are (i) payable to DLA Piper LLP (US) or William Blair & Co, and (ii) attributed to the purchase of the Tail Policy, and (b) any amounts payable to employees of the Acquired Companies, including any and all sale, “stayaround,” retention, severance, termination, success or profit sharing, change of control or similar bonuses or payments (and including the employer portion of any Taxes owed in connection with the payment of the Aggregate Option Payment and any other compensation, bonuses or payments), including (i) under any agreement with any employee or director of any Acquired Company or (ii) transaction bonuses paid to any employee or director of any Acquired Company resulting from the consummation of the transactions contemplated hereby.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.

“Unpaid Company Transaction Expenses” means all Transaction Expenses that have not been paid on or prior to the Closing Date.

“Unresolved Claims” means the aggregate of all amounts set forth on a Claims Notice delivered in accordance with this Agreement that have been asserted, but not resolved prior to the Business Day following the first anniversary of the Closing Date or for which an Indemnitor Response has not been received prior to such date.

“User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any web site or any Acquired Company Product or Acquired Company Software.

“UUT” means California city utility users taxes.

“UUT Amount” means 100% of the Company’s estimate (as prepared by the Company with a methodology reviewed by Grant Thornton) of the face amount of the maximum exposure to the Company for failure to pay UUT, giving effect to the Company’s filings under the current amnesty program.

“Working Capital Escrow” means an amount in cash equal to $250,000.

8.02 Definitional References. Each of the following terms has the meaning ascribed to such term at the section reference set forth opposite such term:

280G Approval	Section 4.14
Accredited Investor	Section 8.01
Action	Section 8.01
Acquired Companies	Section 8.01
Acquired Company Contract	Section 8.01
Acquired Company Data	Section 8.01
Acquired Company Employee	Section 8.01
Acquired Company IP	Section 8.01
Acquired Company IP Contract	Section 8.01
Acquired Company IT Systems	Section 8.01
Acquired Company Product	Section 8.01
Acquired Company Privacy Policy	Section 8.01
Acquired Company Software	Section 8.01

Acquired Company Web Site	Section 8.01
Acquisition Proposal	Section 8.01
Additional WC Adjustment	Section 8.01
Adjustment Amount	Section 1.08(e)(i)
Affiliates	Section 8.01
Aggregate Option Exercise Price	Section 1.07(a)
Aggregate Option Payment	Section 1.07(a)
Aggregate Preferred Liquidation Amount	Section 8.01
Aggregate Residual Amount	Section 8.01
Agreement	Recitals
Aptela Acquisition Agreement	Section 8.01
Available Cash	Section 8.01
Average Price	Section 8.01
Base Purchase Price	Section 8.01
Business Day	Section 8.01
Buyer	Recitals
Buyer Closing Certificate	Section 5.03(c)
Buyer Common Stock	Section 8.01
Buyer Fundamental Representations	Section 8.01
Buyer Indemnified Party	Section 7.02(a)
Buyer Plans	Section 4.12
Buyer Reports	Section 3.07
Buyer Written Consent	Section 4.04(c)
Buyer’s Representatives	Section 4.05(a)
Cap	Section 7.02(a)(ix)
Cash Consideration	Section 1.06(d)
Cash-in-Lieu	Section 1.06(d)
Cash Percentage	Section 8.01
Certificate of Incorporation	Section 8.01
Certificate of Merger	Section 1.02
Claim	Section 7.03(a)
Claim Amount	Section 7.03(d)
Claim Notice	Section 7.03(a)
Closing	Section 1.02
Closing Balance Sheet	Section 1.08(c)
Closing Cash	Section 1.08(a)(i)(B)
Closing Cash Consideration	Section 1.08(a)(i)
Closing Cash-in-Lieu	Section 1.08(a)(ii)
Closing Consideration	Section 1.08(a)
Closing Date	Section 1.02
Closing Date Indebtedness	Section 1.08(a)(i)(D)
Closing Date Schedule	Section 1.08(c)
Closing Net Working Capital Amount	Section 8.01
Closing Shares	Section 1.08(a)(ii)

COBRA	Section 2.14(a)
Code	Section 8.01
Common Stock	Section 2.02
Company	Recitals
Company Board	Recitals
Company Capital Stock	Section 8.01
Company Certificates	Section 1.09(b)
Company Closing Certificate	Section 5.02(c)
Company Financial Statements	Section 2.06(a)
Company Fundamental Representations	Section 8.01
Company Indemnified Party	Section 7.02(b)
Company Options	Section 1.07(a)
Company Representatives	Section 4.07(a)
Company Requisite Vote	Section 4.04(a)
Company Stock Plan	Section 8.01
Company Subsidiaries	Section 2.03
Company Written Consent	Recitals
Computer Software	Section 8.01
Confidentiality Agreement	Section 4.06
Consent Agreement	Recitals
Consenting Parties	Section 9.10
Consideration Share	Section 8.01
Continuing Employee	Section 4.12
Contracts	Section 8.01
COTS	Section 8.01
Current Assets	Section 8.01
Current Liabilities	Section 8.01
Data Room	Section 8.01
Deductible	Section 8.01
DGCL	Recitals
Disclosure Schedule	Article II
Dispute Notice	Section 1.08(d)(ii)
Disputes	Section 9.10
Dissenting Shares	Section 1.12
DLA Piper	Section 9.10
D&O Indemnified Parties	Section 4.09(b)
Effective Time	Section 1.02
Employee Covenant Agreements	Recitals
Employment Agreements	Recitals
Encumbrance	Section 8.01
Enforceability Limitations	Section 8.01
Environmental Law	Section 8.01
Equityholder	Section 8.01
Equity Interests	Section 2.03

ERISA	Section 2.14(a)
ERISA Affiliate	Section 2.14(a)
Escrow Agent	Section 1.09(a)(ii)
Escrow Agreement	Section 1.09(a)(ii)
Escrow Amount	Section 8.01
Escrow Cash	Section 1.06(e)
Escrow Cash-in-Lieu	Section 8.01
Escrow Expense Fund	Section 8.01
Escrow Fund	Section 1.09(a)(ii)
Escrow Shares	Section 1.06(e)
Estimated Closing Cash	Section 1.08(b)
Estimated Closing Date Expenses	Section 1.08(b)
Estimated Closing Date Indebtedness	Section 1.08(b)
Estimated Net Working Capital Amount	Section 1.08(b)
EULA	Section 2.13(c)
Exchange Act	Section 8.01
Exchange Agent	Section 1.09(a)(i)
Exchange Agent Agreement	Section 1.09(a)(i)
Expert Calculations	Section 1.08(d)(iv)
Firm	Section 1.08(d)(iv)
Fully Diluted Equity Number	Section 8.01
Fundamental Claim	Section 8.01
GAAP	Section 8.01
Governmental Authority	Section 8.01
Governmental Consent	Section 8.01
Government Person	Section 2.23
Hazardous Substances	Section 8.01
Indebtedness	Section 8.01
Indemnified Taxes	Section 8.01
Indemnitee	Section 7.02(c)
Indemnitor Response	Section 7.03(a)
Indemnitors	Section 7.02(c)
Indemnity Claim	Section 9.01(a)
Intellectual Property	Section 8.01
Intellectual Property Rights	Section 8.01
IRS	Section 2.12(k)
Junior Preferred Liquidation Amount	Section 8.01
Junior Preferred Shares	Section 2.02
Key Employees	Section 8.01
Key Individuals	Section 8.01
Key Stockholders	Section 8.01
Knowledge	Section 8.01
Latest Balance Sheet	Section 2.06(a)
Law	Section 8.01

Lead Generation Contract	Section 2.18
Lead Generation Supplier	Section 2.18
Lease	Section 2.11(b)
Leased Real Property	2.11(b)
Letter of Transmittal	Section 1.09(b)
Lien	Section 8.01
Limitation Date	Section 7.02(c)
Loss	Section 7.02(a)
Losses	Section 7.02(a)
Made Available	Section 8.01
Management Preferred Liquidation Amount	Section 8.01
Management Preferred Shares	Section 2.02
Material Adverse Effect	Section 8.01
Material Contracts	Section 2.08(b)
Merger	Recitals
Merger Consideration	Section 1.08
Merger Sub	Recitals
Non-Qualifying Holder	Section 8.01
Open Source Code	Section 8.01
Option Exercise Price	Section 1.07(a)
Option Payment	Section 1.07(a)
Order	Section 8.01
Organizational Documents	Section 8.01
Out-of-the-Money	Section 8.01
Patents	Section 8.01
Per Share Residual Amount	Section 8.01
Permit	Section 8.01
Permitted Liens	Section 8.01
Person	Section 8.01
Personal Data	Section 8.01
Plans	Section 2.14(a)
Post-Closing Tax Periods	Section 8.01
Pre-Closing Tax Periods	Section 8.01
Pre-Closing Tax Proceeding	Section 4.13(g)(ii)
Pre-Closing Tax Returns	Section 4.13(a)(ii)
Preferred Share	Section 8.01
Preferred Share Liquidation Amount	Section 8.01
Preferred Stock	Section 2.02
Qualifying Holder	Section 8.01
Qualifying Holder Stock Consideration	Section 1.06(d)
Registered IP	Section 8.01
Representative	Recitals
Response Period	Section 7.03(a)
Responsible Party	Section 7.03(e)

Review Period	Section 1.08(d)(ii)
Sarbanes-Oxley Act	Section 8.01
SEC	Section 8.01
Section 280G	Section 4.14
Securities Act	Section 8.01
Series A Liquidation Amount	Section 8.01
Series A Preferred Shares	Section 2.02
Series B-1 Liquidation Amount	Section 8.01
Series B-1 Preferred Shares	Section 2.02
Series B-2 Liquidation Amount	Section 8.01
Series B-2 Preferred Shares	Section 2.02
Series B-3 Liquidation Amount	Section 8.01
Series B-3 Preferred Shares	Section 2.02
Series B-4 Liquidation Amount	Section 8.01
Series B-4 Preferred Shares	Section 2.02
Series B-5 Liquidation Amount	Section 8.01
Series B-5 Preferred Shares	Section 2.02
Series B Preferred Shares	Section 2.02
Significant Supplier	Section 2.18
Stock Consideration	Section 8.01
Stockholders	Recitals
Straddle Period	Section 8.01
Straddle Tax Proceeding	Section 4.13(g)(i)
Subsidiary	Section 8.01
Surviving Corporation	Section 1.01
Tail Policy	Section 4.09(a)
Target Net Working Capital Amount	Section 8.01
Tax	Section 8.01
Tax Asset	Section 2.12(k)
Tax Benefit	Section 7.02(e)
Tax Proceeding	Section 4.13(g)
Tax Returns	Section 8.01
Taxes	Section 8.01
Telecommunications Tax	Section 8.01
Third Party Claim	Section 7.03(e)
Total Buyer Shares	Section 8.01
Total Consideration	Section 8.01
Trademarks	Section 8.01
Trade Secrets	Section 8.01
Transaction Documents	Section 8.01
Transaction Expenses	Section 8.01
Transfer Taxes	Section 4.13(f)
Treasury Regulations	Section 8.01
Unpaid Company Transaction Expenses	Section 8.01

Unresolved Claims	Section 8.01
User Data	Section 8.01
UUT	Section 8.01
UUT Amount	Section 8.01
Value	Section 7.03(d)
Waived 280G Benefits	Section 4.14
WARN	Section 2.15
Warrant	Section 1.07(b)
Warrant Exercise Price	Section 1.07(b)
Working Capital Escrow	Section 8.01

ARTICLE IX

MISCELLANEOUS

9.01 Representative.

(a) Appointment. By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Equityholder shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the Representative under the terms set forth herein, and the Representative is hereby appointed to act on behalf of the Equityholders with the power and authority granted to the Representative herein. The Company, Buyer and Merger Sub each hereby acknowledges and agrees that the Representative shall have full power and authority to take all actions under this Agreement, the Exchange Agent Agreement, the Escrow Agreement, and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement that are to be taken by the Representative hereunder. The Representative shall be entitled to take any and all actions which it believes are necessary or appropriate under this Agreement, the Exchange Agent Agreement, the Escrow Agreement, and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement, including, without limitation, executing the Exchange Agent Agreement and the Escrow Agreement, as Representative, giving and receiving any notice or instruction permitted or required under this Agreement, the Exchange Agent Agreement, the Exchange Agent Agreement or the Escrow Agreement, by the Representative, interpreting all of the terms and provisions of this Agreement, the Exchange Agent Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein or therein for all out-of-pocket fees and expenses and other obligations of or incurred by the Representative in connection with this Agreement, the Exchange Agent Agreement and the Escrow Agreement, defending all indemnity claims against the Escrow Fund pursuant to Section 7.02(a) of this Agreement (an “Indemnity Claim”), consenting to, compromising or settling all Indemnity Claims, conducting negotiations with Buyer and its agents regarding such claims, dealing with Buyer, the Exchange Agent and the Escrow Agent under this Agreement, the Exchange Agent Agreement and the Escrow Agreement, taking any other actions specified in or contemplated by this Agreement, the Exchange Agent Agreement and the Escrow Agreement, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting the generality of the foregoing, the Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement, the Exchange Agent Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement and to consent to any amendment hereof or thereof in its capacity as Representative.

(b) Authorization. The Equityholders, the Company, Buyer and Merger Sub each hereby authorizes the Representative to:

(i) Receive all notices or documents given or to be given to the Representative or, after the Closing, the Equityholders pursuant to this Agreement, the Exchange Agent Agreement, the Escrow Agreement, or any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Transaction Documents;

(ii) Engage counsel and such accountants and other advisors and incur such other expenses on behalf of the Equityholders in connection with this Agreement or the Transaction Documents as the Representative may in its sole discretion deem appropriate; and

(iii) After the Effective Time, take such action as the Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Buyer or Merger Sub contained in this Agreement or the Transaction Documents; (B) taking such other action as the Representative is authorized to take under this Agreement or the Transaction Documents; (C) receiving all documents or certificates and making all determinations, in its capacity as Representative, required under this Agreement or the Transaction Documents; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement or the Transaction Documents, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to ARTICLE VII, the determination of all matters under ARTICLE I and any waiver of any obligation of Buyer or the Surviving Corporation; provided, however, without the written consent of a majority in interest of the Equityholders in connection with any such settlement the Representative shall not have the authority to bind any other Equityholder to any remedy other than with respect to payments of amounts from the Escrow Fund. For all purposes hereunder, a majority in interest of the Equityholders shall mean Equityholders holding a Consideration Share of more than 50% as of the Effective Time.

Notwithstanding the foregoing, or any provision herein to the contrary, the Representative shall have no liability of any kind to the Equityholders with respect to any action taken or omitted, decision made or instruction given by the Representative in connection with this Agreement or the Transaction Documents, including, but not limited to, liability to any Equityholder with respect to for any apportionment or distribution of payments. If any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Person to whom payment was due, but not made, shall be to recover from other Equityholders any payment in excess of the amount to which they were determined to have been entitled. The Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement.

(c) Indemnification of Representative. The Representative shall be indemnified and defended by the Equityholders for and shall be held harmless by the Equityholders from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Representative’s execution and performance of this Agreement and the Escrow Agreement, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such

Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Representative by the Equityholders, any such Representative Losses may be recovered by the Representative from (a) the funds in the Escrow Expense Fund and (b) the amounts in the Escrow Fund, but only to the extent and at such time as any amounts remaining in the Escrow Fund would otherwise be distributable to the Equityholders; provided, that while this section allows the Representative to be paid from the Escrow Expense Fund and the Escrow Fund, this does not relieve the Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. In no event will the Representative be required to advance its own funds on behalf of the Equityholders or otherwise. This indemnification shall survive resignation or removal of the Representative or the termination of this Agreement, the Exchange Agent Agreement and the Escrow Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid to the Representative by the Equityholders in accordance with their Consideration Share compared to the aggregate Consideration Shares of all Equityholders. The Representative may, in all questions arising under this Agreement or the Transaction Documents, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Representative in accordance with such advice of counsel, the Representative shall not be liable to the Equityholders, Buyer, Merger Sub, the Company, the Surviving Company, the Escrow Agent or any other Person. In no event shall the Representative be liable under this Agreement or the Transaction Documents, in its capacity as Representative, for (i) any indirect, punitive, special or consequential damages, or (ii) any amounts other than those that are satisfied out of the Escrow Expense Fund.

(d) Reasonable Reliance. In the performance of its duties and exercise of its rights under this Agreement or the Transaction Documents, the Representative shall be entitled to rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any party to this Agreement or the Transaction Documents. The Representative may assume that any Person purporting to give any notice in accordance with the provisions of this Agreement or the Transaction Documents has been duly authorized to do so.

(e) Orders. The Representative is authorized, in its sole discretion, to comply with final, nonappealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Representative is authorized, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Representative complies with any such order, writ, judgment or decree, it shall not be liable to any Equityholder or to any other Person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.

(f) Removal of Representative; Authority of Representative. The Representative may resign at any time. A majority in interest of the Equityholders shall have the right at any time during the term of the Escrow Agreement to remove the then-acting Representative to appoint a successor Representative; provided, however, that neither such removal of the then acting Representative nor such appointment of a successor Representative shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by each such Equityholder with respect to such removal and appointment, together with an acknowledgement signed by the successor Representative appointed in such writing that he, she or it accepts the responsibility of successor Representative and agrees to perform and be bound by all of the provisions of this Agreement, the Escrow Agreement and any other agreement entered into or document delivered in connection with the transactions contemplated by this Agreement applicable to the Representative. Each successor Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Representative, and the term “Representative” shall be deemed to include any interim or successor Representative.

(g) Expenses of the Representative. The Representative shall be entitled to withdraw cash amounts held in the escrow comprising the Escrow Expense Fund in reimbursement for out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Representative in performing its duties under this Agreement or the Transaction Documents as such fees and expenses are incurred.

(h) Irrevocable Appointment. Subject to Section 9.01(f), the appointment of the Representative hereunder is irrevocable and any action taken by the Representative pursuant to the authority granted in this Section 9.01 shall be effective and absolutely binding as the action of the Representative.

9.02 Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or received by certified mail, return receipt requested, sent by confirmed facsimile transmission or sent by reputable overnight courier service (charges prepaid) to the recipient at the address indicated below. Notices will be deemed to have been given hereunder (a) when delivered personally to the recipient, (b) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (c) upon machine-generated acknowledgment of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a Business Day at the location of receipt and otherwise on the next following Business Day, provided that such notice, demand or other communication is also deposited within 24 hours thereafter with a reputable overnight courier service (charges prepaid) for delivery to the same Person, (d) when sent, if sent by electronic mail before 5:00 p.m. on a Business Day at the location of receipt and otherwise on the next following Business Day, provided that such notice, demand or other communication is also deposited within 24 hours thereafter with a reputable overnight courier service (charges prepaid) for delivery to the same Person, or (e) five Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid.

Notices to the Company:	with a copy to:

Vocalocity, Inc. 1375 Peachtree Street NE Suite 200 Atlanta, GA 30309 Attention: Wain Kellum Fax: (404) 601-6798 Email: wain.kellum@vocalocity.com	DLA Piper LLP (US) 1201 West Peachtree Street Suite 2800 Atlanta, GA 30309 Attention: Jeffrey Leavitt Fax: (404) 682-7818 Email: jeffrey.leavitt@dlapiper.com

Notices to Buyer or Merger Sub:	with a copy to:

Vonage Holdings Corp.

23 Main Street

Holmdel, NJ 07733

Attention: David Pearson, Chief Financial Officer

                 Kurt Rogers, Chief Legal Officer

Fax: (732) 202-5221

Email: david.pearson@vonage.com

            kurt.rogers@vonage.com

Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, CA 94065 Attention: Craig W. Adas Fax: (650) 802-3100 Email: craig.adas@weil.com

Notices to the Representative:	with a copy (which shall not constitute notice) to:

Shareholder Representative Services LLC 1614 15th Street, Suite 200 Denver, CO 80202 Attention: Managing Director Email: deals@shareholderrep.com Facsimile: (303) 623-0294 Telephone: (303) 648-4085	DLA Piper LLP (US) 1201 West Peachtree Street Suite 2800 Atlanta, GA 30309 Attention: Jeffrey Leavitt Fax: (404) 682-7818 Email: jeffrey.leavitt@dlapiper.com

9.03 Interpretation. This Agreement shall be construed in accordance with the following rules of construction: (a) the terms defined in this Agreement include the plural as well as the singular; (b) all references in the Agreement to designated “Articles,” “Sections” and other subdivisions are to the designated articles, sections and other subdivisions of the body of this Agreement; (c) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms; (d) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and (e) the words “includes” and “including” are not limiting.

9.04 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.05 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the exhibits and schedules hereto, including the Disclosure Schedule: (a) together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; and (b) are not intended to confer upon any other person any rights or remedies hereunder and shall not be assigned by operation of law or otherwise without the written consent of the other party.

9.06 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and, to the greatest extent possible, to effect the original economic, business and other intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.07 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.08 Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of Delaware applicable to parties residing in Delaware, without regard applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any state or federal court located within Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated hereby and it agrees that process may be served upon it in any manner authorized by the Laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which it might otherwise have to such jurisdiction and such process. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

9.09 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.10 Conflicts; Continuing Representation. The parties hereto and the Representative (the “Consenting Parties”) acknowledge that at all times relevant hereto up to the closing DLA Piper LLP (US) (“DLA Piper”) has represented only the Company. If subsequent to the Closing any dispute were to arise relating in any manner to this Agreement or any other agreement between the Representative or any former Company shareholder, on the one hand, and Buyer, on the other hand (“Disputes”), Buyer hereby consents to DLA Piper’s representation of the Representative (and/or such shareholders) in the Disputes.

9.11 Enforcement. Each of the parties hereto agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of proper jurisdiction, including the obligation to close the Merger on the Closing Date pursuant to Section 1.02. Such remedies shall not be exclusive and shall be in addition to any other remedies that any party may have under ARTICLE VII of this Agreement.

9.12 Amendment; Waiver. This Agreement may be amended or modified only by a written instrument executed by all of the parties to this Agreement. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver. The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).

9.13 Fees and Expenses. Subject to Section 1.11, and except as otherwise set forth in this Agreement, whether or not the Merger is consummated, each of Buyer (on behalf of Buyer and Merger Sub), on the one hand, and the Company, on the other hand, shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

9.14 Non-Recourse. Except as set forth herein or in any Transaction Document, no past, present or future director, officer, employee, incorporator, member, partner or equity holder of the Company, Buyer or Merger Sub shall have any liability for any obligations or liabilities of the Company, Buyer or Merger Sub under this Agreement or any ancillary agreement, for any claim based on, in respect of, or by reason of the transactions contemplated hereby and thereby.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

VONAGE HOLDINGS CORP.

By:
Name:
Its:

VISTA MERGER CORP.

By:
Name:
Its:

VOCALOCITY, INC.

By:
Name:
Its:

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:
Name:
Its: